SECOND AMENDED AND RESTATED OPERATING AGREEMENT

OF

MAF HOSPITALITY HOLDINGS, LLC

DATED AS OF

FEBRUARY 24, 2026

THE INTERESTS ISSUED PURSUANT TO THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES OR "BLUE SKY" LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD OR TRANSFERRED UNLESS THEY ARE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY OTHER APPLICABLE SECURITIES OR "BLUE SKY" LAWS, OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH INTERESTS ARE SUBJECT TO THE RESTRICTIONS ON TRANSFER SET FORTH IN THIS AGREEMENT.

TABLE OF CONTENTS

SECOND AMENDED AND RESTATED OPERATING AGREEMENT
OF
MAF HOSPITALITY HOLDINGS, LLC

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT (this "**Agreement**") dated as of February 24, 2026, is by and among MAF HOSPITALITY HOLDINGS, LLC, a Pennsylvania limited liability company (the "**Company**"), and the parties executing this Agreement and listed on **Schedule 3.1** hereto, together with any additional Members that join in this Agreement and become Members hereafter.

BACKGROUND

A. The Company was formed as a Pennsylvania corporation on March 6, 2025. The Company was converted to a Pennsylvania limited liability company on March 14, 2025.

B. The Member previously executed an Operating Agreement for the Company dated March 13, 2025, which was amended and restated as of January 1, 2026 (the "**Prior Operating Agreement**").

C. The Member anticipates adding additional Members to the Company and, in anticipation thereof, desires to amend and restate the Prior Operating Agreement in the form of this Agreement to fully set forth their agreements and understandings with respect to the ownership, capitalization, management, and operation of the Company as set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and intending to be legally bound hereby, the Member and Company agree as follows:

ARTICLE ONE

1. DEFINITIONS

1.1 Definitions. For purposes of this Agreement, the terms and phrases set forth in this Section 1.1 shall have the meanings specified in this Section 1.1.

"Act." The Pennsylvania Uniform Limited Liability Company Act of 2016, as the same may be amended from time to time.

"Affiliate." When used with reference to a specified Person means (a) any Person directly or indirectly controlling, controlled by, or under common control with the specified Person or (b) the spouse, parent, child, or grandchild of the specified Person, or a trust for any of them. As used in this definition, "control" (also including its correlative meanings "controlled by" and "under common control with") shall mean possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities, partnership, or other ownership interests, by contract or otherwise) of the Person in question.

"Agreement." This Second Amended and Restated Operating Agreement, as it may be amended from time to time.

"Available Cash Flow." With respect to the applicable period of measurement (i.e., any period beginning on the first day of the fiscal year or other period commencing immediately after the last day of the calculation of Available Cash Flow which was distributed, and ending on the last day of the month, quarter or other applicable period immediately preceding the date of calculation), the excess, if any, of the

gross cash receipts of the Company for such period from all sources whatsoever as determined by the Manager including, without limitation, the following:

(a) (i) all fees, rents, revenues, income, and proceeds derived by the Company from its operations from any source whatsoever; (ii) all proceeds and revenues received on account of any sales of property of the Company or received by the Company for payments of principal, interest, costs, fees, penalties, or otherwise on account of any loans made by the Company or financings or refinancings of any property of the Company; (iii) the amount of any insurance proceeds and condemnation awards received by the Company; (iv) all Capital Contributions received by the Company from its Members; (v) all cash amounts previously reserved by the Company, if the specific purposes for which such amounts were reserved are no longer applicable in the sole discretion of the Manager; and (vi) the proceeds of liquidation of the Company's property in accordance with this Agreement, over the sum of:

(b) (i) all operating costs and expenses of the Company and capital expenditures made during such period (without deduction, however, for any capital expenditures, charges for depreciation or other expenses not paid in cash or expenditures from reserves described in (viii) below); (ii) all costs and expenses expended or payable during such period in connection with the sale or other disposition, or financing or refinancing, of property of the Company or the recovery of insurance or condemnation proceeds; (iii) all fees and expenses provided for under this Agreement; (iv) all debt service, including principal and interest, paid during such period on all indebtedness of the Company; (v) all Capital Contributions, advances, reimbursements, or similar payments made to any Person (whether a partnership, corporation, or other entity) in which the Company has an interest; (vi) all loans made by the Company; (vii) any Redemptions or repurchases of Units; and (viii) any and all reserves determined by the Manager in its sole discretion to be necessary or appropriate for working capital, payments of periodic expenditures, debt service, redemptions, future obligations, or other purposes.

"BBA Partnership Audit Rules." Sections 6221 through 6241 of the Code, as amended by the Bi-partisan Budget Act of 2015, including any other Code provisions with respect to the same subject matter as Sections 6221 through 6241 of the Code, and any regulations promulgated or proposed under any such Sections and any administrative guidance with respect thereto.

"Capital Account." The account of each Member as established and maintained for federal income tax purposes.

"Capital Contribution." The cash or other property contributed to the Company by each Member pursuant to the provisions of this Agreement.

"Certificate of Organization." The Certificate of Organization of the Company as provided for in the Act, as originally filed in the Office of the Secretary of State of the State and as amended from time to time, as the context requires.

"Change of Control." The first to occur of the following:

(a) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act")) becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of equity securities in a company representing more than 50% of the voting power of the then outstanding equity securities of such company; provided that a Change in Control shall not be deemed to occur as a result of (i) a transaction or series of related transactions pursuant to which the Company issues securities in a bona fide sale to raise funds for expansion or operations; (ii) the initial registration of the Company's equity securities under Section 12(g) of the Exchange Act; or (iii) a transaction in which the Company becomes a subsidiary of another company and

in which the owners of such company, immediately prior to the transaction, will beneficially own, immediately after the transaction, equity securities entitling such owners to more than 50% of all votes to which all owners of the parent company would be entitled in the election of directors or managers, as applicable;

(b) The consummation of (i) a merger or consolidation of the Company with another company where the owners of the Company, immediately prior to the merger or consolidation, will not beneficially own, immediately after the merger or consolidation, equity securities entitling such stockholders to more than 50% of all votes to which all owners of the surviving company would be entitled in the election of directors or managers,, as applicable; or (ii) a sale or other disposition of 75% or more of the assets of the Company, including its subsidiaries.

(c) The sale of all or substantially all of the Class A Common Units of the Company.

Notwithstanding the forgoing, no transaction or series of related transactions shall be deemed a "Change of Control" for purposes of this Agreement unless the Preferred Members of the Company receive or will receive a distribution of proceeds from such transaction or series of related transactions in consideration of their Preferred Units.

"Class A Common Member." A Person holding Class A Common Units and designated as a Class A Common Member on **Schedule 3.1** and any Person who has been approved as a substitute Class A Common Member in accordance with this Agreement.

"Class A Common Units." Units designated as Class A Common Units in this Agreement with the rights, privileges, and obligations assigned to such Units herein.

"Class B Common Member." A Person holding Class B Common Units and designated as a Class B Common Member on **Schedule 3.1** and any Person who has been approved as a substitute Class B Common Member in accordance with this Agreement.

"Class B Common Units." Units designated as Class B Common Units in this Agreement with the rights, privileges, and obligations assigned to such Units herein.

"Code." The Internal Revenue Code of 1986, as amended.

"Common Member." A Member that holds Common Units and collectively, the "Common Members."

"Common Units." The Units having the privileges, preference, duties, liabilities, obligations, and rights, if any, specified with respect to Common Units in this Agreement including, without limitation, the Class A Common Units and Class B Common Units.

"Company." Shall have the meaning set forth in the Preamble of this Agreement.

"Company Register." The schedule (which shall form a part of the books and records of the Company) required to be maintained pursuant to Section 3.1 of this Agreement.

"Consent." The approval of a Person to do the act or things for which the Consent is solicited, or the act of granting of such approval as the context requires.

"Conversion Event." A Change of Control with respect to the Company that results in (a) a conversion of the Company's Series A Preferred Units to Class B Common Units; or (b) a liquidating distribution from the Company.

"Conversion Ratio." With respect to any Series A Preferred Units, the current conversion ratio of such Preferred Units to Class B Common Units is 1.00 to 1.00; provided, however, such conversion ratio may be adjusted or amended in accordance with Section 3.8(d) without the need to amend or revise this Agreement.

"Distributions." Payments of cash and distributions of property by the Company to the Members, or any of them, in accordance with this Agreement.

"Effective Date." The date set forth in the Preamble of this Agreement.

"Enterprise Value." The then current fair market value of the Company as determined from time to time using the Valuation Formula. The initial Enterprise Value is $40,000,000 for the period through December 31, 2026. Beginning January 1, 2027 and annually thereafter, the Enterprise Value will be reset and will be determined by the Manager in accordance with the Valuation Formula.

"Family Trust." A trust, limited liability company, family limited partnership, or similar entity established and controlled by a Member for the benefit of that Member, that Member's spouse, or that Member's lineal descendants.

"Fiscal Year." The calendar year, except that in the year the Company commences, the Fiscal Year shall begin on the date of filing the Certificate of Organization and, in the year the Company terminates, the Fiscal Year shall terminate on the date of termination.

"Folino." Marco Folino.

"Hardship Event." One or more of the following that occurs with respect to a Series A Preferred Member of MAFH Fund and materially impacts such Member's financial situation as determined in the discretion of the Manager:

(a) Serious Medical Hardship. Such Member, a spouse or dependent is diagnosed with: (i) a terminal illness that will result in imminent death irrespective of medical intervention; or (ii) a critical illness requiring ongoing treatment that results in or will result in: (A) loss of employment and the inability to work for at least 180 consecutive days; or (B) uninsured or non-reimbursable medical expenses exceeding fifteen percent (15%) of the Member's gross income for the prior year.

(b) Death or Permant Disability. The death of the Member (or a spouse if the Series A Preferred Units were issued as tenants by the entireties) or the Permanent Disability of the Member.

(c) Involuntary Loss of Main Source of Income. The Member is involuntarily terminated, laid off or put on a long-term furlough from employment and remains unemployed for at least 180 consecutive days.

(d) Court-Ordered Financial Obligations. The Member is subject to a judgment or other court order requiring immediate payment that (i) exceeds twenty percent (20%) of the Member's net worth; and (ii) cannot reasonably be satisfied from other assets.

(e) Bankruptcy or Insolvency. The Member (i) makes an assignment for the benefit of creditors; (ii) files a voluntary petition in bankruptcy; (iii) is adjudged bankrupt or insolvent, or has entered against him, her, or it an order for relief, in any bankruptcy or insolvency proceeding; (iv) files a petition or answer seeking for himself, herself, or itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution, termination, or similar relief under any statute, law or regulation; (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against him, her or it in any proceeding listed in Subsections (i) through (iv) above; (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Investor or of all or any substantial part of his, her, or its property (each an "Event of Dissociation").

(f) Catastrophic Loss of Primary Residence. The Member's primary residence is destroyed or suffers significant damage due to (i) a natural disaster; or (ii) a fire and insurance fails to cover at least sixty-five percent (65%) of the costs associated with the repair or replacement of such residence and other expenses related to such casualty.

"Intellectual Property." Intellectual Property means patents, patent applications, trademarks, trade names, copyrights, copyrightable materials, trade secrets and any other similar intellectual property or proprietary rights and all modifications, improvements, and changes thereto and derivatives thereof.

"Interest." A Member's right to any profits, losses, distributions, tax gain, tax losses, depreciation, credits, or any other rights or obligations with respect to cash or tax benefits or burdens which the Member may have in the Company at any particular time, including those of such Member under this Agreement and the Act. A Member's Interest in the Company shall be considered personal property for all purposes. A Member's Interest also may be referred to herein in Units.

"MAFH Fund." MAFH Fund LLC, a Delaware limited liability company, and Affiliate of the Company, established as an investment vehicle for the Series A Preferred Units.

"Majority" or a "Majority of the Units." The Units then constituting more than fifty percent (50%) of the issued and outstanding Units of the Company.

"Manager." Any Person(s) designated as the Manager in this Agreement, such Manager's successor or other Person appointed the Manager in accordance with this Agreement.

"Member." Any Person who is a Member in such Person's capacity as a Member; and "Members" means collectively all Persons who are the Members.

"Officer." Any Person appointed as an officer of the Company in accordance with Article Seven of this Agreement.

"Percentage Interest." The Percentage Interest of a Member in the Company shall mean, as of any date and with respect to each Member holding Units, that fraction, expressed as a percentage, having as its numerator the number of Units then held by such Member and having as its denominator the number of Units then held by all Members. With respect to Preferred Units and any other Units convertible into Common Units of the Company, unless expressly stated to the contrary herein, the Percentage Interest shall be the number of Units held and not the number of Common Units on an as-converted basis. The Percentage Interest of each Member from time to time may be set forth on the Company Register.

"Permanently Disabled" or a "Permanent Disability." An individual Member will be deemed to be Permanently Disabled or to have a Permanent Disability if (a) such Member suffers a "long-term disability", or "permanent disability" as determined by the Social Security Administration or as defined in any disability

policy under which such Investor is insured and receiving benefits; (b) a physician determines in a writing provided to the Company that the Member has a permanent disability that materially impairs one or more activities of daily living; or (c) such Member is adjudicated as incompetent or a guardian of the person is appointed for such Member. A physician's determination under this definition shall be conclusive absent manifest error.

"Person." An individual, corporation, company, association, partnership, trust, estate, custodian, limited liability company, an unincorporated organization, or government (or any agency, instrumentality, or political subdivision thereof).

"Preferred Member." A Member who holds Preferred Units and collectively, the "Preferred Members."

"Preferred Return." Means, with respect to each Preferred Member, six percent (6%) per annum multiplied by such Member's average unreturned Capital Contribution with respect to such Member's Preferred Units during the applicable period (measured annually). Each such Member's Preferred Return shall be cumulative, but non-compounding, and shall be prorated for any partial calendar year based on a 365 day year.

"Preferred Units." The Series A Preferred Units and the Series CF Preferred Units.

"Property." Collectively all the assets, tangible, and intangible, real and personal, owned by the Company.

"Purchase Price." The Purchase Price per Unit for Preferred Units issued by the Company from time to time. The Purchase Price per Unit will be determined by taking the then current Enterprise Value (using the Valuation Formula) for the applicable period and dividing by 80,000,000 (or, if greater, the number of issued and outstanding Units at the time). Through December 31, 2026, each Preferred Unit when issued shall represent the equivalent of a Capital Contribution of $0.50 to the Company.

"Redemption Price." The Purchase Price per Unit in effect on the date the Company receives a Redemption Request from a Preferred Member in accordance with Section 9.5 below.

"Regulations." Regulations promulgated by the Internal Revenue Service.

"Revenues." This term shall mean (a) gross cash receipts of the Company from whatever source (including loans or advances to the Company and Capital Contributions by the Members); and (b) the amount of any reserve established by the Manager which the Manager determines, in the exercise of reasonable business judgment, no longer needs to be retained.

"Series A Preferred Member." A Member who holds Series A Preferred Units and collectively, the "Series A Preferred Members."

"Series A Preferred Units." The Units having the privileges, preferences, duties, liabilities, obligations, and rights, if any, specified with respect to "Series A Preferred Units" in this Agreement.

"Series CF Preferred Member." The Delaware Series SPV formed by the crowdfunding platform for the Company's crowdfunding and acting as an investment vehicle to acquire and hold the Series CF Preferred Units.

"Series CF Preferred Units." The Units having the privileges, preferences, duties, liabilities, obligations, and rights, if any, specified with respect to "Series CF Preferred Units" in this Agreement.

"State." The Commonwealth of Pennsylvania.

"Transfer." A sale, assignment, transfer, gift, bequest, exchange, mortgage, pledge, grant of a security interest, hypothecation, or other disposition or encumbrance (including, without limitation, by operation of law) of any Units (including, without limitation, by merger, acquisition, reorganization or issuance of additional ownership interests) or the acts thereof including, without limitation, any involuntary transfer such as a sale in connection with any bankruptcy or similar insolvency proceedings, or a divorce or other marital settlement.

"Unit." Means a unit of ownership in the Company (including, without limitation, Common Units and Preferred Units) and collectively, the "Units."

"Unreturned Capital Contribution." With respect to each Preferred Member, the aggregate of such Member's paid-in Capital Contributions decreased by the amount of any amounts distributed to such Member pursuant to Section 3.2 hereof. In the event that a Preferred Member transfers all or any portion of its Preferred Units in accordance with this Agreement, its transferee(s) shall succeed to its Unreturned Capital Contribution to the extent that it relates to the transferred Preferred Units.

"Valuation Formula." Enterprise Value will be determined by: (a) an independent third-party retained by the Manager using substantially the same valuation methodology as that used to determine the initial Enterprise Value; or (b) for years in which a third-party valuation is not performed or required, four and one half (4.5) times the Company's annual revenue in the prior fiscal year (the "Valuation Formula"). The Manager may, in the Manager's sole discretion, have an independent third-party valuation performed at any time; provided, however, the Manager must have such an independent third-party valuation performed at a minimum of every three (3) years. This same Valuation Formula will be used to set the Purchase Price and the Redemption Price of the Series A Preferred Units from year-to-year.

"Work Product." Work Product means all inventions, ideas, concepts, techniques, know-how, data, databases, drawings, schematics, processes, methods, techniques, designs, prototypes, models, writings, frameworks, algorithms, formulae, architectures, configurations, software, deliverables, tools, models, utilities, objects, analyses, programs, program listings, specifications, reports, designs, other technical elements, all source code, object code, and related technical notes and documentation, all memoranda, notes, records, drawings, manuals, programs, reports, flow diagrams, and other documents or materials related to the Company's business, together with all Intellectual Property related to or embodied in any of the foregoing.

1.2 References. Article, Section, and Schedule references contained in this Agreement refer to Articles, Sections, and Schedules, as the case may be, of this Agreement unless otherwise expressly indicated. Subsection references contained within a particular Section shall refer to Subsections of that Section unless otherwise expressly indicated. The singular shall include the plural, and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires. All Schedules and Exhibits to this Agreement are incorporated herein as if set forth at length.

ARTICLE TWO

2. ORGANIZATION

2.1 Formation. The Company was formed as a Pennsylvania corporation on March 6, 2025. The Company was converted to a Pennsylvania limited liability company on March 14, 2025. The Members hereby ratify and confirm the formation of the Company and the conversion of the Company to a limited liability company. The Members authorize the Manager, without the need for any further Consent, authorization or approval, to file any and all other affidavits, certificates, instruments, and documentation as may be deemed necessary by the Manager, in his discretion: (a) under the laws of the State to give effect to the provisions of this Agreement and to the Members as members and the Company as a limited liability company under the Act; and (b) to qualify the Company as a foreign limited liability company in any state or other jurisdiction in which such qualification is required by law.

2.2 Name and Office. The business of the Company shall be conducted under the name MAF Hospitality Holdings, LLC and such other alternative names or trade names as the Manager shall determine and appropriately register with the State, or other jurisdiction in which foreign qualification has been approved. The Company shall maintain its initial registered office at 340 Old Route 22, Kutztown, PA 19530. The Company shall maintain a principal place of business as designated by the Manager from time to time. The registered office and principal place of business of the Company may be changed from time to time by the Manager by filing any necessary documents pursuant to the Act and without the need to amend this Agreement.

2.3 Purpose and Scope. The sole purpose of the Company is to own, operate, manage, finance, acquire, sell, and otherwise deal with various hospitality and similar companies, together with any activity necessary, appropriate, or desirable which is related thereto.

2.4 Term. The Company shall have perpetual existence. The term of the Company commenced on the effective date of its formation and shall continue in perpetuity until dissolved or terminated as provided in this Agreement.

2.5 Tax Status of the Company. Unless and until an alternative election is made by the Manager in accordance with this Agreement, the Company shall be treated as a partnership for federal and, where applicable, state, and local income tax purposes, and all the provisions of this Agreement are to be construed consistent with such intention.

2.6 Partnership Representative and BBA Provisions.

(a) The Manager shall be the "partnership representative" (the "Partnership Representative") as defined in Section 6223 of the Code, as amended by the Bi-partisan Budget Act of 2015 (the "BBA"). Until modified in a writing delivered to the Company, the Partnership Representative designates Folino as the designated individual to act on its behalf. The Partnership Representative shall have the authority, every tax year and from time to time, to designate in its sole discretion the individual who shall have the authority to act on behalf of the Partnership Representative for all purposes under the BBA Partnership Audit Rules and this Agreement.

(b) The Partnership Representative is authorized to take such actions and to execute and file all statements and forms on behalf of the Company which may be permitted or required by the applicable provisions of the Code or Treasury Regulations issued thereunder. The Partnership Representative shall have the sole authority to act on behalf of the Company under Subchapter C of Section 63 of the Code (relating to IRS partnership audit proceedings) and in any tax proceedings brought by other

taxing authorities, and the Company and all Members shall be bound by the actions taken by the Partnership Representative in such capacity. The Partnership Representative shall be reimbursed by the Company for all expenses incurred in connection with all examinations of the Company's affairs by tax authorities, including resulting proceedings, and is authorized to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall keep the Members informed as to the status of any audit of the Company's tax affairs.

(c) The Partnership Representative may, with respect to Company tax matters: (i) enter into a settlement agreement with respect to any tax matter; or (ii) enter into an agreement extending the statute of limitations. If an audit results in an imputed underpayment by the Company as determined under Section 6225 of the Code, the Partnership Representative may make the election under Section 6226(a) of the Code within forty-five (45) days after the date of the notice of final partnership adjustment in the manner provided by the Internal Revenue Service. If such an election is made, the Company shall furnish to each Member of the Company for the year under audit a statement reflecting the Member's share of the adjusted items as determined in the notice of final partnership adjustment, and each such Member shall take such adjustment into account as required under Section 6226(b) of the Code and shall be liable for any related interest, penalty, addition to tax, or additional amount. If the Company pays any imputed adjustment amount under Section 6225, the Partnership Representative shall determine the Members (or former Members) to whom such liability relates and their relative shares of such liability (each share a "Partnership Tax Share"). Within forty-five (45) days of receiving a final notice from the IRS under Code Section 6225, the Manager shall seek payment from the Members (including any former Member) for their respective Partnership Tax Shares, and each such Member hereby agrees to pay such Partner's Partnership Tax Share to the Company, and such amount shall not be treated as a Capital Contribution. Any Partnership Tax Share not paid by a Member (or former Member) within thirty (30) days from the notice provided by the preceding sentence shall be treated as a loan made by the Company to such Member (or former Member) and shall bear interest at a rate equal to the prime rate plus five percent (5%) as of the date of the notice to pay to the Member and reset quarterly thereafter after the first full calendar quarter. Further, the Company shall offset such Member's unsatisfied Partnership Tax Share (plus accrued interest under the preceding sentence, which shall be paid first) from any Distributions due to such Member under this Agreement.

(d) Each Member acknowledges that, notwithstanding the transfer of all or any portion of its Interest in the Company, it shall remain liable for such Partner's Partnership Tax Share related to the Company's allocation years prior to such Member's transfer (or portion thereof on a pro rata basis). The obligations of each Member or former Member under this Section 2.6 shall survive any transfer or redemption of Interests, the termination of this Agreement, or the dissolution of the Company.

(e) Each Member and former Member hereby waives, releases, and agrees not to sue the Partnership Representative or any of its affiliates, members, managers, officers, directors, employees, attorneys, accountants, representatives or agents, including without limitation any "designated individual" required to be appointed under Proposed Treasury Regulations or subsequent guidance for damages in respect of any claim in connection with, arising out of, or in any way related to their performance of duties, obligations or authority under Section 2.6, under the Code or the Treasury Regulations issued thereunder.

2.7 Uncertificated Interests. Interests in the Company shall NOT be represented by certificates and shall be uncertificated.

ARTICLE THREE

3. MEMBERS AND CAPITAL

3.1 Members, Capital and Company Register. The name and address of each Member, and a record of the Units held by such Member, shall be set forth on the Company Register, which shall be maintained by or by direction of the Manager and appropriately revised to reflect changes in information set forth therein. The Members and their respective Units as of the Effective Date, together with the Units authorized hereunder, are set forth on **Schedule 3.1** attached hereto. The Company has authorized 100,000,000 Units consisting of 85,600,000 Common Units and 14,400,000 Preferred Units. The Company has issued 65,600,000 Class A Common Units to MAF Companies, Inc. (owned by Marco and Andrea Folino) in consideration of its 100% membership interest in the Company. The Company has reserved the remaining 20,000,000 authorized Common Units as Class B Common Units for issuance only upon conversion of Preferred Units, if necessary. The remaining 14,400,000 authorized Units will be reserved as follows: (i) 12,000,000 Series A Preferred Units have been reserved for issuance to Series A Preferred Members including, without limitation, MAFH Fund, LLC, a Delaware limited liability company; and (ii) 2,400,000 Series CF Preferred Units have been reserved for crowdfunding. Initially, each Preferred Unit and Class A Common Unit when issued shall represent the equivalent of a Capital Contribution of $0.50 to the Company; provided, however, the Manager, in its sole discretion and subject to Section 4.15 or 4.16 below, may assign a different valuation to any future Units issued by the Company. After the occurrence of any event that results in a change in the Members of the Company or the address of any of the Members, the Manager shall cause the Company Register to be revised to reflect such change. The Manager shall make available to any Member upon written request a copy of the then current Company Register.

3.2 Interests, Classes, and Series. The Units of the Company may be issued in whole or fractional increments. Subject to the applicable terms of this Agreement, from time to time, the Company may issue additional Units having such rights, preferences, and designations and for such consideration as designated by the Manager. Such Units may be existing classes or series of Units or one or more newly created classes or series which shall be fixed from time to time by the Manager. Unless otherwise previously provided to the contrary in a writing executed on behalf of the Company with respect to any issued and outstanding Units, all outstanding Units (and related Percentage Interests) shall be diluted on a pro rata basis with respect to such issuance. All issuances of additional Units shall require prior Manager approval. In so fixing the designations, rights and preferences of any class or series of Interests, the Manager may designate such Units as "Common Units," "Preferred Units," or any other designation and may specify such Units to be senior, junior, or *pari passu* with any Units then-outstanding or to be issued thereafter and the voting rights of such Units. The Manager is authorized to take all actions and execute and deliver all documents reasonably necessary or appropriate in connection with the authorization, designation, creation, and issuance of Units and the fixing of the designations, preferences, and rights applicable thereto that have been approved in accordance with this Agreement.

3.3 Members' Capital. The Capital Contributions made by each Member and the Members' capital accounts shall be as set forth on the books and records of the Company from time to time. A Member's Capital Account shall be credited with the Member's Capital Contributions, the amount of any Company liabilities assumed by the Member, the Member's distributive share of profit, and any item in the nature of income or gain specially allocated to the Member pursuant to the provisions of Section 8.2 and **Schedule 8.2**; and a Member's Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Member, the amount of any liabilities of the Member assumed by the Company (or which are secured by property contributed by the Member to the Company), the Member's distributive share of losses of the Company, and any item in the nature of expenses or losses specially allocated to the Member pursuant to the provisions of Section 8.2 and **Schedule**

8.2. If any Units are transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Units.

3.4 Additional Capital. No Member shall be required to make any additional Capital Contributions to the Company. Before any Member makes a contribution to the Company in a form other than cash, the Manager, in its sole discretion, shall determine and the Manager and the applicable Member shall agree upon, the fair market value of such contribution.

3.5 Rights in Company Capital.

(a) No Member shall be paid interest on its Capital Contribution to the Company or on its Capital Account, except as expressly provided for in this Agreement.

(b) No Member shall have the right to withdraw its Capital Contribution or to receive any return of any portion of its Capital Contribution, except as expressly provided for in this Agreement.

(c) Under circumstances requiring a return of any Capital Contribution, no Member shall have the right to receive property other than cash, except as expressly provided for in this Agreement.

3.6 Election of Liquidation Value. The Members agree to elect the liquidation value safe harbor to determine the value of all compensatory Interests (whether profits or capital interests) upon the issuance of any and all such Interests. Such election shall be automatic and shall not require any additional action by the Members or Manager. Notwithstanding the foregoing, the Members shall take such further action as may be necessary to evidence or effectuate such election.

3.7 Common Units.

(a) Class A Common Units. Each Class A Common Unit shall carry the right to cast one (1) vote per Unit on any matter submitted to the Class A Common Members, whether as a whole or as a class. Each Class A Common Member shall be entitled to vote on only those matters expressly set forth in this Agreement (all other rights to vote hereby being waived by the Class A Common Members). Voting of Class A Common Units shall not be cumulative.

(b) Class B Common Units. Each Class B Common Unit shall carry the right to cast one (1) vote per Unit on any matter submitted to the Class B Common Members, whether as a whole or as a class. Each Class B Common Member shall be entitled to vote on only those matters expressly set forth in this Agreement (all other rights to vote hereby being waived by the Class B Common Members). Voting of Class B Common Units shall not be cumulative.

3.8 Preferred Units.

(a) The Preferred Return shall accrue and be paid in accordance with this Agreement. Such Preferred Return shall, in the sole discretion of the Manager, be paid annually from Available Cash Flow, if any, as provided in Section 8.1 below. In the event the Company does not have Available Cash Flow to pay the Preferred Return as and when due, such Preferred Return shall be cumulative, but non-compounding, and shall be paid as and when determined in the sole discretion of the Manager.

(b) The Series A Preferred Units have a liquidation preference over the Common Units and the Series CF Preferred Units as provided in Section 10.2(b) below. Series CF Preferred Units have a liquidation preference over the Common Units as provided in Section 10.2(b) below. As a result, in the event of certain Change of Control events or a liquidation, dissolution, or winding up of the Company's

affairs under this Agreement or the Act, whether voluntary or involuntary, the Preferred Members shall be entitled to receive their Unreturned Capital Contributions plus their accrued and unpaid Preferred Returns prior to and in preference to any distribution of the Company's assets or funds on account of or to the Common Units.

(c) Each Preferred Unit shall carry the right to cast one (1) vote per Unit on any matter submitted to the Preferred Members, whether as a whole or as a class. Each Preferred Member shall be entitled to vote on only those matters expressly set forth in this Agreement (all other rights to vote hereby being waived by the Preferred Members). Voting of Preferred Units shall not be cumulative.

(d) If the Company, at any time or from time to time after such Preferred Units are issued, (i) pays a dividend or makes any other distribution upon the Common Units payable in Common Units or in options or convertible securities, or (ii) subdivides (by any split, recapitalization, or otherwise) its outstanding units of Common Units into a greater number of units, the current Preferred Unit conversion price in effect immediately prior to any such dividend, distribution, or subdivision shall be revised proportionately and the number of Common Units issuable upon conversion of the Preferred Units to Common Units shall be increased accordingly. If the Company at any time combines (by combination, reverse split, or otherwise) its outstanding units of Common Units into a smaller number of units, the current Preferred Unit conversion price in effect immediately prior to such combination shall be proportionately reduced and the number of Common Units issuable upon conversion of the Preferred Units shall be decreased accordingly. The intent of this provision is for the issued and outstanding Preferred Units to maintain the same proportionate interest to each other and to the Common Units upon any of the transactions listed in this Section above. Any adjustment under this Section 3.8(d) shall become effective at the close of business on the date the dividend, subdivision, or combination becomes effective and notice of such change shall be provided to all affected parties.

3.9 Preferred Unit Conversion. Preferred Units may be converted to Class B Common Units as follows:

(a) Calculation. The number of Class B Common Units into which each Preferred Unit will be converted is determined by: (i) taking the Member's Capital Contribution plus any accrued and unpaid Preferred Return; (ii) dividing by the Capital Contribution; (iii) multiplying the result by the Conversion Ratio; and (iv) applying the result based on the original Capital Contribution (the "Conversion Formula"). By way of example, if a Member were to acquire 500,000 Series A Preferred Units for an initial Capital Contribution of $250,000, and such Units accrue an unpaid Preferred Return of $75,000 ($250,000 x 6% = $15,000/yr. x 5 years = $75,000), upon conversion, such Member would be entitled to Class B Common Units equal to 1.3x the original 500,000 Series A Preferred Units ($250,000 + $75,000 = $325,000 / $250,000 x 1.0 = 1.3), or 650,000 Class B Common Units.

(b) Voluntary. A Series A Preferred Member may, at any time, convert any or all of its Series A Preferred Units into Class B Common Units at the then applicable Conversion Ratio. In order to affect such a conversion, the Series A Preferred Member shall provide written notice to the Company and the Manager. The notice shall include any information required by applicable law and (i) the number of Series A Preferred Units to be converted; (ii) the applicable accrued and unpaid Preferred Return, if any; (iii) the Conversion Ratio used in calculating such Class B Common Units; and (iv) the number of Class B Common Units to be issued upon conversion. The conversion shall be deemed effective upon receipt of such notice by the Company unless a later date is specified in the notice (the conversion may not be retroactive).

(c) Mandatory. Effective immediately upon a Conversion Event, each outstanding Preferred Unit shall automatically be converted to Class B Common Units at the then applicable Conversion Ratio in accordance with the Conversion Formula.

(d) Issuance. All Class B Common Units issued upon conversion of Preferred Units pursuant to this Section shall be duly authorized, validly issued, fully paid, and non-assessable, and the Company will at all times reserve and keep available out of its authorized but unissued Class B Common Units, solely for the purpose of effecting the conversion of the Preferred Units, such number of Class B Common Units as will from time to time be sufficient to effect the conversion of all outstanding Preferred Units; provided, however, that if at any time the number of authorized but unissued Class B Common Units will not be sufficient to effect the conversion of all outstanding Preferred Units, the Company and Manager will take such action as may, based on the advice of the Company's counsel, be necessary to increase its authorized but unissued Class B Common Units to such number as will be sufficient for such purpose.

ARTICLE FOUR

4. MEMBERS

4.1 Matters on Which All Members May Vote. Unless expressly stated to the contrary in this Agreement, decisions on all Company matters are reserved to the Manager, except those on which the Members may vote as set forth in this Section 4.1. The Members in their capacity as members may vote only on the following matters which will require the Consent of the Manager and a Majority of the Units then outstanding (individually, a "Member Matter" and collectively, the "Member Matters"):

(a) A change to the Company's purpose under Section 2.3 above;

(b) What compensation or carried interest, if any, the Manager shall be entitled to receive under Section 6.18 below, it being the current presumption that the Manager shall not be entitled to any compensation or carried interest for services performed for the Company in its capacity as Manager;

(c) The determination of what, if any, compensation will be received by any Member for services rendered to the Company in the form of guaranteed payments pursuant to Section 8.8(b) below;

(d) Indemnification matters if submitted to the Members under Section 12.5(b) below; and

(e) Any amendment of or modification to the Certificate of Organization outside of what the Company is obligated to correct under 15 Pa. C.S.A. § 8822 (which is expressly reserved to the Manager); and

(f) Any amendment of or modification to this Agreement (but excluding any Investor Rights Agreement issued under Section 4.16 below and any Preferred Member who is a party thereto).

4.2 Place of Member Meetings. All meetings of the Members shall be held at such places, inside or outside the State, as the Manager may from time to time determine. If no place is specified, the place of meeting will be the principal place of business of the Company.

4.3 Annual Meeting. The Company will not be required to hold annual meetings of the Members.

4.4 Special Meetings. Special meetings of the Members, for any purpose or purposes, may be called at any time by the Manager or the Class A Common Member upon written request delivered to the Company, the Manager, and the remaining Members in accordance with Section 13.2 of this Agreement. Any request for a special meeting of the Members shall state the purpose or purposes of the proposed meeting. The date of such meeting may not be less than five (5) nor more than thirty (30) days after the date the notice of meeting is sent to, posted, or deposited for delivery to the Company, the Manager and remaining Members in accordance with Section 4.6 below.

4.5 Scope of Special Meetings. Business transacted at any special meeting shall be confined to the business stated in the notice of meeting.

4.6 Notice. Written notice of every meeting of the Members, stating the place, the date and hour thereof and, in the case of a special meeting of the Members, the nature of the business to be transacted thereat, shall be given in a manner consistent with the provisions of Section 13.2 of this Agreement at least five (5) days prior to the day set for the meeting. Such notice shall be delivered to each Member entitled to vote at the meeting on the date fixed as a record date or, if no record date is fixed, then of record at the close of business on the day before the notice is given or, if notice is waived, at the close of business on the day immediately before the day of the meeting, at such address as appears on the transfer books of the Company. Notice also shall be given to the Manager who shall have the right to attend all meetings of the Members.

4.7 Quorum. The owners of Units representing at least a Majority of the Units present in person or by proxy shall constitute a quorum for the purposes of consideration of, and action on, such matters on which the Members are required or requested by the Manager to vote. Upon the withdrawal of enough Units to leave less than a quorum no further business may be conducted. If a meeting cannot be organized because a quorum has not attended, the Members present in person or by proxy may, except as otherwise provided by the Act, adjourn the meeting to such time and place as they may determine. Notice of the place, date, and time of such adjourned meeting shall be provided to each Member as set forth in Section 4.6 above at least two (2) business days prior to the day set for the meeting.

4.8 Adjournment. At any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the meeting as originally noticed.

4.9 Manner of Acting. Any matter brought before a duly organized meeting for a vote of the Members, or any other matter for which the Consent or authorization of the Members is required under this Agreement, shall be decided by the Consent of the holders of a Majority of the issued and outstanding Units, unless the matter is one for which a different vote is required by express provision of the Act, the Certificate of Organization or this Agreement, in any of which case(s) such express provision shall control the decision on such matter. In the event of a conflict between the Act, the Certificate of Organization, and/or this Agreement with respect to any Consent, act or authority of the Members, the Certificate of Organization shall take priority, followed by this Agreement and lastly, the Act. Each Member may cast one vote on any Member Matter for each Unit then held by such Member (Preferred Units will not be measured on an as-converted basis for voting purposes).

4.10 Proxies. Every Member entitled to vote at a meeting of the Members or to express Consent or dissent to action in writing may authorize another Person to act for such Member by proxy. The presence of, or vote or other action at a meeting of, Members, or the expression of Consent or dissent to action in writing, by a proxy of a Member, shall constitute the presence of, or vote or action by, or written Consent or dissent of the Member. Every proxy shall be executed in writing by the Member or by the Member's duly authorized attorney-in-fact and filed with the Secretary of the Company. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy

to the contrary, but the revocation of a proxy shall not be effective until written notice of revocation has been given to the Secretary of the Company. No unrevoked proxy shall be valid after three (3) years from the date of its execution unless a longer time is expressly provided therein. A proxy shall not be revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of such death or incapacity is given to the Secretary of the Company.

4.11 Participation by Conference Call. The Members shall have the right to participate in any Members' meeting by means of conference telephone or similar communications equipment by means of which all Persons participating in the meeting may hear each other, in which event all Members so participating shall be deemed present at such meeting.

4.12 Action by Written Consent of Members. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if, prior or subsequent to the action, a Consent or Consents thereto in writing, setting forth the action so taken, is signed by those Members holding Units sufficient to pass such action if it had been brought before the Members at a meeting called for such purpose at which all Members eligible to vote were present and voting. Such written consent shall be filed with the Secretary of the Company. A copy of such written consent shall be sent to each Member who is not a signatory thereto within seven (7) business days of the effective date, although failure to send such consent shall not affect the validity or enforceability thereof.

4.13 Other Business Ventures. To the fullest extent permitted by applicable law or regulation, no Member or Manager shall be obligated to refer or present any particular business opportunity to the Company or any Affiliate thereof, even if such opportunity is of a character that, if referred or presented to the Company or any Affiliate, could be taken by the Company or such Affiliate, and any such Member or Manager shall have the right to take for its own account (individually or as a partner, shareholder, member, participant or fiduciary) or to recommend to others such particular opportunity.

4.14 Company Records and Reports. For any purpose reasonably related to the Members' Interest (but only for such a purpose), each Member shall have the following rights (subject to the restrictions set forth in Article Five, any applicable state and federal laws and regulations, and restrictions reasonably imposed by the Manager) with respect to books and records in the possession or control of the Company ("Company Records") and with respect to information relating to or in the possession or control of the Company ("Company Information"):

(a) Access to Company Records. At any reasonable time during normal Company business hours, upon a written request reasonably identifying specific Company Records and stating the purpose for which each such record is sought in accordance with the Act, any Member shall be entitled to inspect and review Company Records reasonably related to such purpose.

(b) Obtaining of Company Information. At any reasonable time during normal Company business hours, upon a written request reasonably identifying specific Company Information and stating the purpose for which this information is sought in accordance with the Act, any Member shall be entitled to obtain such Company Information from the Manager to the extent that the information is reasonably related to that purpose.

(c) Copying of Company Records, Etc. At any reasonable time during normal Company business hours, any Member shall be entitled to copy at the Member's expense any Company Record that the Company is required to disclose to the Member under this Section 4.14.

(d) Use of Company Records and Company Information. Any Member may use Company Records and Company Information disclosed to the Member under this Section 4.14 only for the

purpose stated to the Company as required under the above Sections 4.14(a) and 4.14 (b) above. All Company Records and Company Information disclosed to a Member in accordance with this Section 4.14 shall at all times remain subject to the confidentiality provisions of Section 5.1 below and disclosure hereunder by the Company of such records or information is not and will not be deemed to be a waiver of such confidentiality requirements or a release of any Member or its Representatives with respect to such Confidential Information.

(e) Company Reports. Subject to Article Five of this Agreement, the Members shall receive from the Company the following information: (i) not later than 120 days after each fiscal year end, unaudited accountant prepared annual financial statements for the Company; (ii) not later than 90 days after each fiscal quarter end, unaudited internally prepared quarterly financial statements for the Company; (iii) not later than ten (10) days after the filing of the Company tax return, such Member's Schedule K-1; (iv) not later than 120 days after each fiscal year end, a report setting forth the Enterprise Value for the applicable fiscal year; and (v) such other investor reports and communications as the Manager shall determine in its discretion.

4.15 Additional Classes or Series of Interests. Notwithstanding the limitations on the authority of the Manager set forth elsewhere in this Agreement, the Manager, at any time and from time to time, may create new and additional Classes or Series of Interests (as described below), amend or amend and restate this Agreement or the Certificate of Organization to create such new and additional Classes or Series of Interests, authorize additional Units, and issue additional Units in accordance with this Section 4.15 and the other terms of this Agreement. Any such authorization shall (a) establish, designate, fix and determine the relative rights, powers, privileges, preferences and duties of the Class or Series (including, without limitation, voting rights, distribution rights, transfer restrictions, liquidation rights, conversion rights and redemption rights) so authorized; (b) set forth the purposes, powers, policies, restrictions and limitations of the Class or Series so authorized; (c) be effective as of the date specified therein; and (d) be incorporated herein by reference.

4.16 Investor Rights Agreements. Notwithstanding any provision of this Agreement to the contrary, the Manager may enter into on behalf of the Company any Investor Rights Agreement, Purchase Agreement, Subscription Agreement, Convertible Note, Warrant, addenda, side letter, or similar agreement (each an "Investor Rights Agreement") with any Person investing money or property in the Company, or providing services to the Company in return for Units, the terms of which may conflict with, deviate from or add to the provisions of this Agreement and affect only such investor or service provider.

4.17 Authorized Representative. If any Member or Manager of the Company is an entity or if Units are held by husband and wife, tenants by the entireties, then such Member or Manager shall provide in writing to the Company the name of and contact information for an individual authorized to act on behalf of such Member or Manager with respect to this Agreement and all matters related to the Company (an "Authorized Representative") and such Authorized Representatives shall be set forth on the Company Register. Such Authorized Representative shall have authority to bind the Member or Manager, as applicable, and the Company may rely upon any document or instrument executed by such Authorized Representative as having been duly authorized by the applicable Member or Manager. The Company shall only be required to communicate with the Authorized Representative regarding Company matters unless the Member or Manager request that notification be provided to additional individuals.

ARTICLE FIVE

5. MEMBER COVENANTS

5.1 Confidential Information.

(a) Confidential Information. Each Member will not, except in the normal and proper course of such Member's duties, disclose or enable anyone else to disclose or use, at any time, the Confidential Information (defined below) of the Company or any of its Affiliates without the written authorization of the Manager (excluding disclosure to such Member's owners, Members, lenders, and financial, tax, accounting, and legal advisors, all of whom shall be informed of the confidential nature of such information and shall maintain the confidentiality of such information in accordance with this Agreement (collectively, "Representatives")). For purposes of this Agreement, the term "Confidential Information" includes, without limitation, the following information regarding the Company or any of its Affiliates: trade secrets (as defined by applicable state and federal law), business plans, marketing plans, client lists, prospect lists, financial information, performance data, debt arrangements, pricing information, personnel information (including, without limitation, compensation information), source code, object code and project data. Confidential Information is limited to that information which is generally not known to the public, is not in the public domain or available through reference to general library resources. Confidential Information does not include general skills, knowledge, or experience acquired by a Member before or during a period of such Member's ownership of Units in the Company.

(b) Each Member shall hold all Confidential Information in the strictest confidence and shall not disclose, communicate, or divulge the same to, or use the same for the direct or indirect benefit of, any Person other than the Company. Each Member further agrees to take all reasonable precautions to protect from loss or disclosure all Confidential Information supplied to such Member by the Company or any of its Affiliates. A Member shall be responsible for any damages incurred by the Company or any of its Affiliates as a result of the release of Confidential Information by or other breach of this Article Five by a Representative of such Member. Each Member agrees to return to the Company all documents, materials, computer software, source code, object code, supplies, calling, or credit cards, keys, passes and other property or data that was the property of the Company or any of its Affiliates or was used in the course of such Member's ownership of a Member's Interest and/or employment or engagement by the Company or any of its Affiliates. The return of such items shall be made at or before the time of termination of such Member's status as a Member or such Member's employment or engagement, whichever occurs earlier.

(c) Each Member acknowledges and agrees that the Company (or one of its Affiliates) owns all Work Product created or developed by or on behalf of the Company (or one of its Affiliates) prior to the date the Member became a party to this Agreement. Each Member further acknowledges and agrees that all Work Product created or developed by such Member during the time such Member provides services to the Company or any of its Affiliates shall be the sole and exclusive property of the Company (or one of its Affiliates) or its (or their) assignees. In support of the foregoing, each Member hereby agrees that to the greatest extent possible, all Work Product shall be considered works for hire in favor of the Company (or its Affiliates) within the meaning of applicable copyright laws. To the extent a Member retains any rights in the Work Product under patent, copyright, trade secret, trademark or other law governing proprietary rights, such Member hereby irrevocably transfers and assigns to the Company (or its Affiliate, as applicable) all right, title and interest in and to such Work Product. At the Company's request and expense, at any time, each Member shall assist and cooperate with the Company (or its Affiliate, as applicable) in all reasonable aspects to enable the Company (or its Affiliate) to acquire, maintain, transfer, perfect, and enforce patent, copyright, trade secret, trademark, and other legal protection for the Work Product. Such assistance shall include, but not be limited to, providing copies of all Work Product, signing applications

for copyrights and patents and other papers, cooperating in legal proceedings and any other reasonable steps desired by the Company.

5.2 Enforcement. Nothing in this Agreement shall be deemed to restrict, limit, waive, eliminate, or reduce any statutory or common law protections available to the Company (or its Affiliates, as applicable) with respect to the Company's (or its Affiliate's) trade secrets or Confidential Information. Each Member recognizes that irreparable injury may result to the Company (or its Affiliates, as applicable), its (or their) business and property in the event of a breach by such Member of these restrictions and agrees that if such Member engages in any acts in violation of the provisions of this Agreement, the Company (and its Affiliates) shall be entitled, in addition to such other remedies and damages available to it, to an injunction prohibiting such Member from engaging in any such acts. The existence of a breach of this Agreement by the Company (or its Affiliates) or any claim or cause of action which a former Member or any other Person may have against the Company (or its Affiliates) shall not constitute a defense or bar to the enforcement of any of the restrictions set forth in this Article Five. Should the Company (or its Affiliates) resort to litigation to enforce any covenant of this Article Five and be successful, even if the covenant is revised by the court, the Company (or its Affiliates, as applicable) shall be deemed the prevailing party and shall be entitled to recover its attorneys' fees and costs related to the breach of this Article Five. Should a former Member violate (or reasonably be believed to have violated) the terms of this Article Five, the former Member hereby consents to the Company (or its Affiliate) notifying the former Member's new employer, customer or other entity or individual, of the former Member's obligations under this Article Five including, without limitation, providing such entity or individual with a copy of this Agreement. All Company Affiliates are deemed third-party beneficiaries of this Article Five with the right to enforce the same, directly or indirectly, with or without the Consent or joinder of the Company in such claim(s) and, for such purposes, the provisions of Articles Thirteen, Fourteen and Fifteen shall apply.

ARTICLE SIX

6. MANAGER

6.1 Number and Qualification. The powers of the Company shall be exercised by and under the authority of, and the business and affairs of the Company shall be managed under the direction of, one (1) Manager. Notwithstanding any provision of this Agreement to the contrary, the Manager may be appointed and removed at any time and from time-to-time by the Class A Common Member. Except as specifically authorized by the Manager, no Member, in such Member's capacity as such, shall have the authority to bind the Company and no Member shall be considered a Manager solely by virtue of its status as a Member. A Manager need not be a Member of the Company, a natural person, or a resident of the State.

6.2 Term. A Manager shall serve until such Manager's dissolution, death, Permanent Disability, resignation, or removal.

6.3 Vacancies. Each then current Manager may appoint in a writing delivered to the Company such Manager's successor. If the Manager dissolves, dies, becomes Permanently Disabled or resigns, then:

(a) If, before the Manager's dissolution, death, Permanent Disability, or resignation, the Manager has named a Person as the Manager's successor in writing, that Person shall be the successor Manager.

(b) If, before the Manager's dissolution, death, Permanent Disability, or resignation, the Manager has not named a successor Manager in writing, then the Class A Common Member shall appoint a successor Manager.

(c) If no Manager is appointed to serve under Sections 6.3(a) and (b) above within a reasonable time, the successor Manager shall be as determined by the Manager's then current law firm. The Manager's current law firm is Antheil Maslow & MacMinn, LLP in Doylestown, Pennsylvania.

6.4 Resignation. Any Manager may resign upon prior written notice to the Company and the Members.

6.5 Place of Manager Meetings. Meetings of the Manager may be held at such place within or without the State as the Manager may from time to time determine or as may be designated in an appropriately authorized notice of the meeting.

6.6 Regular Manager Meetings; Notice. Regular meetings of the Manager may be held at such times and places as shall be determined from time to time by resolution of the Manager. Unless waived in writing by all Managers, written notice of such meetings shall be given to all Managers in accordance with Section 13.2 below at least ten (10) days prior to the date of such meeting.

6.7 Special Manager Meetings; Notice. Special meetings of the Manager may be called by any Manager of the Company on notice to each Manager, specifying the date, place, hour, and purpose of the meeting and given in accordance with Section 13.2 below at least five (5) days prior to such special meeting (unless waived in writing by all the Managers). The business to be conducted at special meetings of the Manager shall be limited to the purpose set forth in the notice of special meeting.

6.8 Quorum of the Managers. At all meetings of the Manager, the presence of a majority of the Managers in office shall constitute a quorum for the transaction of business, and the acts of a majority of the Managers present and voting at a meeting at which a quorum is present shall be the acts of the Manager, except as expressly set forth in this Agreement. If a quorum shall not be present at any meeting of Manager, the Managers present thereat may adjourn the meeting. Notice of the adjourned meeting will be given in the same manner provided for notice of meetings in Sections 6.6 and 6.7 above, as applicable.

6.9 Participation in Manager Meetings by Telephone. One or more Manager may participate in a meeting of the Managers by means of conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and all Managers so participating shall be deemed present at the meeting.

6.10 Action by Consent of Manager. Any action required or permitted to be taken at a meeting of the Manager may be taken without a meeting if, prior or subsequent to the action, a Consent or Consents in writing setting forth the action so taken shall be signed by the Manager then in office.

6.11 Management and Control of the Company.

(a) The Manager, within the authority granted to the Manager under and in accordance with the provisions of this Agreement and the Act, shall have the full and exclusive right to manage and control the business and affairs of the Company and to make all decisions regarding the business of the Company.

(b) In order to expedite the handling of the Company's business and affairs, it is understood that any document executed by a Manager while acting in the name and on behalf of the Company shall be deemed to be the action of the Company as to any third parties (including a Member as a third party for such purpose).

(c) Performance of any obligations imposed on the Manager under this Agreement, to the extent that such performance requires the expenditure of money, shall be subject to requisite Company funds being available therefor.

(d) In discharging the Manager's duties, the Manager may, when considering the best interests of the Company and its Members, consider the effects of any action on employees or officers of the Company, suppliers and customers of the Company, Affiliates of the Company, communities in which offices and other establishments of the Company are located and all other pertinent factors, the consideration of which shall not be deemed a breach of any fiduciary duty or duty of loyalty owed by such Manager, if any.

(e) It is the intention of the Members that the Manager have complete authority to manage the and control the business and affairs of the Company and to make all decisions regarding the business of the Company. To the extent waivable, the Members waive all rights to vote or participate in the management of the Company unless such rights cannot be waived under the Act.

6.12 Authority of the Manager.

(a) Without limiting the generality of Section 6.11 of this Agreement, the Manager shall, except to the extent otherwise provided in this Agreement, possess all the rights and powers relative to acting on behalf of, and binding, the Company under the Act, and shall have all specific rights and powers required or appropriate to the management of the Company business which, by way of illustration, but not by way of limitation, shall include the following rights and powers:

(i) to distribute, contribute or loan Company funds to, and to invest Company funds in, its subsidiaries and Affiliates in accordance with the Company purpose;

(ii) to engage in any kind of activity, and to engage in, perform, and execute and carry out contracts and agreements of any kind necessary to, in connection with, or incidental to, accomplishing the purposes of the Company or its Affiliates;

(iii) to the extent that funds of the Company are available, to pay all debts and obligations of the Company and to make all payments to the Members, the Manager, and third parties in accordance with the provisions of this Agreement;

(iv) to open separate bank accounts for the Company with such bank or banks as the Manager may from time to time select, and to designate and change signatories on such accounts;

(v) to establish reasonable reserve funds, from revenues or otherwise, to provide for future requirements of the Company or any Affiliate of the Company;

(vi) to elect Officers of the Company and to set their compensation, if any;

(vii) to employ on behalf of the Company employees, agents, and representatives to operate and manage the business of the Company and to set their compensation, if any;

(viii) to sell substantially all of the Property or authorize the sale of all of the Units of the Company;

(ix) to authorize an initial public offering and file a registration statement with the Securities and Exchange Commission;

(x) to borrow funds on behalf of the Company and grant mortgages, liens, and security interests in Property, or that of any Affiliate, or any part or portion thereof as security therefor, and to grant the authority to confess judgment against the Company, and to authorize and approve all of the same on behalf of any Affiliate of the Company;

(xi) to grant any covenant, restriction, security interest, or similar lien or encumbrance affecting Property, and to authorize and approve all of the same on behalf of any Affiliate of the Company;

(xii) to file suit in the Company name and on behalf of the Company including, without limitation, against a Member, for indemnification as provided for hereunder, for specific performance or otherwise, and to authorize and approve all of the same on behalf of any Affiliate of the Company;

(xiii) to authorize the sale of any Company property including, without limitation, the membership interests of the Company, and to authorize and approve a sale of membership interests on behalf of any Affiliate of the Company;

(xiv) to create new and additional Series and Classes of Interests in accordance with Section 4.15 above; to amend or amend and restate this Agreement or the Certificate of Organization to create such new and additional Series and Classes of Interests; to authorize additional Units; and to issue additional Units in accordance with this Agreement;

(xv) to issue Convertible Notes, Warrants, phantom equity, and similar securities convertible into Units of the Company or providing for distributions measured by the value of the Company, the value of the Units of the Company, or the distributions made to Members of the Company;

(xvi) to adjust, in the event of a casualty with respect to any Company property resulting in an insurance claim in favor of the Company, any claim or retain the services of a professional adjuster to settle such claim, the cost of such an adjuster to be an expense of the Company, and to authorize and approve all of the same on behalf of any Affiliate of the Company;

(xvii) to provide for indemnification by the Company of any employee or agent under Section 12.2 below and to provide for the advancement of expenses with respect to any indemnification claim;

(xviii) to set Company reserves, determine Available Cash Flow, and make distributions of Available Cash Flow to Members in accordance with the provisions of this Agreement; and

(xix) to retain accountants and other professionals, to execute and deliver all federal, state, and local tax returns on behalf of the Company and to retain counsel and institute, prosecute, defend, and compromise any suits or proceedings, whether administrative or judicial, in connection with such returns, and to authorize and approve all the same on behalf of any Affiliate of the Company.

(b) Any Person dealing with the Company may rely upon a certificate signed by the Manager as to:

(i) the identities of the Members and the Manager;

(ii) the existence or non-existence of any fact or facts which constitute conditions precedent to acts by the Manager or are in any other manner germane to the affairs of the Company or its Affiliates;

(iii) the Persons who are authorized to execute, acknowledge, and deliver any instrument or document of or on behalf of the Company; or

(iv) any act or failure to act by the Company or as to any other matter whatsoever involving the Company, any Member or Affiliate of the Company.

6.13 Authority of the Manager to Deal with Affiliates and to be Reimbursed for Expenses.

(a) The Manager shall be reimbursed by the Company for reasonable out-of-pocket expenses incurred on behalf of the Company in connection with the business and affairs of the Company, including goods and materials used for or by the Company and legal, accounting, travel, and other similar expenses reasonably incurred in connection with the operation of the business of the Company.

(b) A Manager or any of the Company's Affiliates, or any of the Members, may lend or advance monies from time to time to the Company in such amounts as the Manager shall deem appropriate. The aggregate amount of such advances to the Company shall be an obligation of the Company and shall be deemed a loan and bear interest payable at such times and at such market rate as shall be determined by the Manager in its reasonable discretion. Any such loan or advance shall not constitute a Capital Contribution, or be deemed as such, and may be secured by a mortgage and security interest in any or all Company assets as may be acceptable to the Manager. No Member shall have any personal liability for the payment of any such loan or advance.

6.14 Reliance. In performing its duties, each Manager shall be entitled to rely in good faith on information, opinions, reports, and statements, including financial statements and other financial data, in each case prepared by any of the following: (a) one or more Managers, Officers or employees of the Company or its Affiliates whom the Manager reasonably believes to be reliable and competent in the matters presented; and (b) counsel, public accountants, or other Persons as to matters which the Manager reasonably believes to be within the professional or expert competence of such Person.

6.15 Standard of Care. To the extent not expressly prohibited in the Act, in discharging its duties and exercising its rights hereunder, the Manager shall have no duty (including any fiduciary duty, duty of loyalty, duty of care, or duty of good faith and fair dealing, to these are extent waivable under the Act) or liability for breach of any such duty to the Company or any Member and the same are hereby waived to fullest extent provided in the Act. No implied duties, covenants or obligations may be read into this Agreement against the Manager. Any action taken or decision or determination made by the Manager will be presumed to have been taken or made in good faith and in compliance with this Agreement and the Act, and any Person claiming otherwise shall have the burden of overcoming such presumption by clear and convincing evidence. Nothing in the preceding sentence shall be construed to impose or expand any duty (including any fiduciary duty, duty of loyalty, duty of care, or duty of good faith and fair dealing) on the Manager.

6.16 Liability of Manager. The Manager shall not be personally liable for any debts, obligations, or liabilities of the Company.

6.17 Delegation of Management Authority. The Manager may, to the extent permitted by the Act, delegate the Manager's management rights, power, and authority from time to time to one or more officers or agents and may amend or terminate any such delegation. The Manager shall use commercially

reasonable efforts to confirm the fact and terms of each such delegation and of each such amendment and termination in a writing signed by the Manager and filed in the Company's records; but no failure to do so shall invalidate the delegation.

6.18 Compensation. Unless approved by a Majority of the Units, the Manager shall not be entitled to any compensation or carrier interest for services performed for the Company in its capacity as Manager. However, the Manager shall be entitled to reimbursement for all expenses reasonably incurred in connection with the activities of the Company and also is not precluded from accruing and recovering at cost administrative overhead for management, executive, finance, administrative, HR, and similar services provided to the Company by the Manager or its Affiliates.

6.19 Advisory Board. The Manager may appoint and remove, in its discretion, individuals to serve in a non-voting, advisory capacity to the Company (individually and collectively, the "Advisory Board"). Any Series A Preferred Member of MAFH Fund investing aggregate sums equal to or in excess of $500,000 in the MAFH Fund will have the right (but not the obligation) to participate in the Advisory Board (and may continue to participate after their Series A Preferred Units are converted into Class B Common Units). Nevertheless, each member of the Advisory Board shall serve at the pleasure of the Manager and may be removed by the Manager at any time, with or without cause. The Manager may set the number of members of the Advisory Board from time to time. Any member of the Advisory Board may resign from the Advisory Board at any time upon notice to the Company. The Company may reimburse any out-of-pocket expenses incurred by Advisory Board members and also may pay reasonable compensation to Advisory Board members for attendance at Advisory Board meetings and for their time and services on the Advisory Board in the discretion of the Manager. Advisory Board members will not have any fiduciary duty to the Company, but will be entitled to the same rights of indemnification as employees of the Company under this Agreement. All Advisory Board members will execute and deliver a Non-Disclosure Agreement acceptable to the Manager prior to disclosure of any Confidential Information to such Advisory Board member or such member's attendance at an Advisory Board meeting. All Advisory Board members are independent contractors and not officers, employees or representatives of the Company, nor are they entitled to any benefits or to participate in any benefit programs available to the Company's employees including without limitation health, life, or disability insurance, vacation pay, sick leave, pension and/or profit sharing plans, and such members are not eligible for or covered by the Company's workers' compensation, automobile, and other insurance coverages. Advisory Board members have no vote, management or fiduciary authority and may not bind the Company.

ARTICLE SEVEN

7. OFFICERS AND EMPLOYEES

7.1 Officers; Number and Qualification. The Manager may elect such Officers of the Company as shall be determined by the Manager from time to time and may include, but are not limited to, a Chief Executive Officer ("CEO"), President, Vice President, Secretary, and Treasurer. An Officer need not be a Member of the Company, a natural person, or a resident of the State. The Officers shall have such powers and duties as shall be assigned to such Officers, from time to time, by the Manager, and absent such assignment, shall have the duties and authority commonly associated with such office in a corporation.

7.2 Term. Each Officer shall be elected to serve for a term of one (1) year or, if longer, until a successor is elected and qualified or until the Officer's earlier death, Permanent Disability, resignation, or removal.

7.3 Vacancies. Upon death, Permanent Disability, resignation, or removal of any Officer, a replacement may be appointed by the Manager. Vacancies resulting from an increase in the number of Officers shall be filled by the Manager.

7.4 Removal; Resignation.

(a) All Officers, or any one or more Officers, may be removed from office without assigning any cause by the Manager. The removal of an Officer who is also a Member or a Manager shall not affect such Officer's rights as a Member or Manager of the Company, nor shall such removal constitute the resignation or withdrawal as a Member or Manager of the Company.

(b) Any Officer may resign at any time upon prior written notice to the Manager.

7.5 Action of CEO and President. In order to expedite the handling of the Company's business and affairs, it is understood that any document executed by the CEO and/or the President while acting in the name and on behalf of the Company shall be deemed to be the action of the Company as to any third parties (including a Member as a third party for such purpose) (for any acts for which a CEO or President of a company would normally be deemed to have general authority to act and provided such authority is not solely and expressly reserved to the Manager under this Agreement or the Act).

7.6 Reimbursement of Expenses. The Officers shall be reimbursed by the Company for reasonable out-of-pocket expenses incurred on behalf of the Company in connection with the business and affairs of the Company, including goods and materials used for or by the Company and legal, accounting, travel and other similar expenses reasonably incurred in connection with the operation of the business of the Company, subject to adequate documentation in accordance with the IRS' and Company's requirements.

7.7 Reliance. In performing its, his or her duties, each Officer shall be entitled to rely in good faith on information, opinions, reports and statements, including financial statements and other financial data, in each case prepared by any of the following: (a) one or more Members, Managers, Officers, or employees of the Company or its Affiliates whom the Officer reasonably believes to be reliable and competent in the matters presented; and (b) counsel, public accountants, or other Persons as to matters which the Officer reasonably believes to be within the professional or expert competence of such Person.

7.8 Considerations. In discharging their duties, the Officers may, in considering the best interests of the Company, consider the effects of any action on employees, suppliers, and clients of the Company, Affiliates of the Company, communities in which offices or other establishments of the Company are located and all other pertinent factors.

7.9 Liability of Officers. Officers shall not be personally liable for any debts, obligations, or liabilities of the Company.

ARTICLE EIGHT

8. DISTRIBUTIONS, ALLOCATIONS AND GUARANTEED PAYMENTS

8.1 Distributions of Available Cash Flow. Except as otherwise provided in Article Ten hereof and Section 8.5 below, to the extent the Company has Available Cash Flow in any given fiscal year, the Manager may, in the Manager's discretion, make Distributions to Members in the following order of priority:

(a) First, to the Preferred Members on a pro rata basis until such Preferred Members have received, in the aggregate, their cumulative Preferred Return;

(b) Second, to the Preferred Members and to the Common Members on a pro rata basis in accordance with their overall Percentage Interests.

8.2 Restrictions on Distributions. All Distributions made under Section 8.1 above, shall only be made: (a) when deemed appropriate by the Manager; (b) after making provision for the reasonable needs of the Company; and (c) if not in violation of the Act, Code or Regulations.

8.3 Allocations of Profits and Losses; Tax Matters. After giving effect to the special allocation provisions set forth in **Schedule 8.3**, for each taxable year of the Company, net profits and net losses shall be allocated to the Members in the following priorities:

(a) Net Profits.

(i) First, to the Members in an amount equal to the net losses allocated to such Members under Section 8.3(b)(i) below to the extent not previously offset by net profits or gain allocated to them under this Section 8.3(a)(i);

(ii) Second, to the Preferred Members until such Members have been allocated net profits in an amount equal to the cumulative distributions received by them pursuant to Section 8.1(a) above;

(iii) Thereafter, all remaining net income shall be allocated to all Members on a pro rata basis in accordance with their Percentage Interests.

(b) Net Losses.

(i) Net losses shall be allocated to all Members in accordance with their Percentage Interests until the adjusted Capital Account (including for this purpose any amount such a Member is obligated to contribute to the capital of the Company or is deemed obligated to contribute pursuant to Treasury Regulations section 1.704-1(b)(2)(ii)(c)(2)) of each such Member is reduced to zero;

(ii) Thereafter, Net losses shall be allocated to all Members in accordance with their Percentage Interests.

8.4 Allocations of Net Income and Net Loss for Federal Income Tax Purposes.

(a) The Company's ordinary income and losses and capital gains and losses as determined for federal income tax purposes (and each item of income, gain, loss or deduction entering into the computation thereof) shall be allocated to the Members in the same proportions as the corresponding

"book" items are allocated pursuant to Section 8.3, unless a different allocation is required, as reasonably determined by the Manager, in accordance with the Members' respective Interests in the Company and in accordance with the provisions of Sections 704(b) of the Code and the Regulations thereunder, and, with respect to Section 704(c) of the Code, as set forth in Section 8.4(b) below.

(b) Notwithstanding Section 8.4(a), federal income tax items relating to any property subject to Section 704(c) of the Code shall be allocated among the Members in accordance with Section 704(c) of the Code and Regulation Section 1.704-1(b)(2)(iv)(g) to take into account the difference between the fair market value and the tax basis of such Section 704(c) property as of the date of its revaluation. Items described in this Section 8.4 shall neither be credited nor charged to the Members' Capital Accounts.

8.5 Minimum Tax Distribution. Notwithstanding anything to the contrary in this Agreement, with respect to any taxable year of the Company in which Members are allocated taxable income for federal income tax purposes (and for this purpose all items of income, gain, loss or deduction required to be separately stated pursuant to Section 703 of the Code shall be included in the calculation of taxable income (other than the amount, if any, by which capital losses exceed capital gains)), the Company shall distribute to the Members in accordance with their Percentage Interests, within ninety (90) days after the close of that taxable year, no less than the amount determined by multiplying the aggregate taxable income allocated to the Members for the taxable year by fifteen percent (15%), minus any prior distributions made to the Members during such taxable year, including payment of any Preferred Return. For purposes of the preceding sentence, the Company's taxable income for a year shall be reduced by any net loss of the Company in prior years that has not previously been so taken into account under this Section 8.5. For the sake of clarity, if the prior distributions to the Members for the taxable year (including payment of any Preferred Return) exceed fifteen percent (15%) of the aggregate taxable income allocated to the Members for such taxable year, no further tax distribution will be required. Nothing in this Section 8.5 shall require the Company to borrow money or reduce its cash flow in a manner that will materially restrict its ability to operate the day-to-day activities of the business in order to make such Distributions; rather such Distributions shall be made when and as the Company has funds available to do so as determined in the sole discretion of the Manager.

8.6 Record Date; Percent of Class Held. Distributions will be payable to holders of record as they appear on the Company Register at the close of business three (3) business days prior to a distribution (each, a "Record Date"). Distributions will be payable to holders of record as of each Record Date in accordance with their respective Percentage Interest in the order of priority set for in Section 8.1 above.

8.7 Withholding Requirements. Notwithstanding any provision herein to the contrary, the Manager is authorized to take any and all actions that are necessary or appropriate to ensure that the Company satisfies any and all withholding and tax payment obligations under Sections 1441, 1442, 1445, 1446 or any other provision of the Code or other applicable law. Without limiting the generality of the foregoing, the Manager may withhold any amount that is required to be withheld from the amount otherwise distributable to any Member pursuant to Article Eight; provided, however, that such amount shall be deemed to have been distributed to such Member for purposes of applying Article Eight. In the event that the Manager, on behalf of the Company, withholds or pays tax in respect of any Member for any period in excess of the amount otherwise distributable to such Member for such period (or there is a determination by any taxing authority that the Company should have withheld or paid any tax for any period in excess of the tax, if any, that it actually withheld or paid for such period), the Manager shall notify such Member within ten (10) business days after the date of such withholding or payment of tax with respect to such Member (or receipt of any such determination by any taxing authority with respect to such Member) and such excess amount (or such additional amount) shall be treated as a recourse loan to such Member that shall bear interest at a rate equal to the lesser of (a) five percent (5%) per annum above the prime rate and

(b) the highest rate permitted under applicable law. Any such loan shall be payable on demand and may be prepaid by such Member at any time.

8.8 Business With and Guaranteed Payments to Members.

(a) Upon approval of the Manager, a Member may transact any business with the Company or any of its Affiliates; provided, however, that any such transaction (i) must be on terms which are no less favorable to the Company or any Affiliate than those terms which would be obtained in a comparable arm's-length transaction with an unrelated Person; (ii) must not contravene any agreement with, or commitment to, any applicable governmental or regulatory agency or authority; and (iii) shall be subject to any applicable terms and conditions of this Agreement.

(b) In consideration of services rendered to the Company, the Manager, with the Consent of a Majority of the Preferred Units, may determine what compensation, if any, will be received by any Members for services rendered to the Company in the form of guaranteed payments. All Members will be entitled to reimbursement of reasonable and necessary business expenses authorized by the Company and subject to adequate documentation in accordance with the IRS's and the Company's requirements.

ARTICLE NINE

9. TRANSFER OF INTERESTS

9.1 Transfers Prohibited Without Consent. Except as provided in this Article Nine, no Member may Transfer any Units or substitute another Person as a Member in such Member's place without the Consent of the Manager. The Company shall not cause or permit the Transfer of any Units to be made on the Company's books contrary to the terms of this Agreement. Any Transfer contrary to the terms of this Agreement including, without limitation, by attachment, garnishment, or execution on a lien or judgment by a creditor, or an involuntary sale of an Interest by judicial process, shall be null and void and of no force or effect.

9.2 Permitted Transfers. Notwithstanding anything set forth in this Agreement to the contrary, but provided that the requirements of Section 9.15 are satisfied, any individual Member may at any time, and from time to time, assign and transfer all, or any portion of, or any interest or rights in the Member's Units (a) after the Member's death, (i) via inheritance or via a distribution from a trust to such Member's spouse or lineal descendants, or (ii) to a trust for the benefit of such Member's spouse or lineal descendants; or (b) to one or more Family Trusts for estate planning purposes (each a "Permitted Transferee"). If such Member designates in a written instrument delivered to the Manager prior to such Transfer, a Permitted Transferee to whom such Member will assign all or any part of such Member's Units, such Permitted Transferee shall be admitted to the Company as a Member without the requirement of any prior written Consent of the Manager; provided, however, that the Permitted Transferee shall first execute and deliver to the Manager a Joinder to this Agreement substantially in the form of **Exhibit A** hereto, shall comply with all terms of this Agreement (including Section 9.15 below) and shall provide to the Manager copies of all Family Trust and transfer documents requested by the Manager, which the Company may have reviewed by counsel for the Company. The Company's costs relating to such transfer and the review of the transfer documentation shall be paid by the transferring parties and the Company may refuse to transfer such Units on the books and records of the Company absent such payment.

9.3 Divorce of a Member. In the event of the divorce of an individual Member ("Divorced Member"), such Divorced Member's spouse shall have no right to own any Units nor become a Member of the Company and shall have no interest in the Divorced Member's Units (other than what rights such

Divorced Member's spouse may have in the value of the Divorced Member's Units for purposes of equitable distribution calculations). The Company may refuse to transfer Units to a Divorced Member's spouse in accordance with this provision.

9.4 Resignations Prohibited Without Consent. A Member may not resign as such or withdraw from the Company without the Consent of the Manager. Unless otherwise determined by the Consent of the Manager, such resignation or withdrawal, if approved, will result in the forfeiture of such Member's Units without any compensation or return of capital. Upon the approved resignation of a Member by the Manager, such Member will not be required to repay any negative balance on such Member's Capital Account unless the Manager in its sole discretion makes such repayment a condition of withdrawal.

9.5 Redemption of Series A Preferred Units by Member After Lock-Up Period.

(a) Any time after sixty (60) months from such Member's subscription date to the Company (the "Lock-up Period"), a Series A Preferred Member will have the right to request that the Company redeem such Member's Series A Preferred Units (on an as-converted basis) (a "Redemption Request") at the Redemption Price per Unit by providing written notice to the Manager. Redemptions are available once per year as and when determined by the Manager in its discretion, subject to an annual cap of two percent (2%) of the then applicable Enterprise Value to maintain fund stability (individually, a "Redemption" and collectively, the "Redemptions"). All Redemption Requests will be handled in the order received. Excess Redemption requests above the cap will be queued on a first-in, first-out basis for future redemption windows. The Manager will provide ten (10) days written notice of closing to a redeeming Series A Preferred Member with copies of the transfer documents. The selling Member and the Company will execute and deliver such documentation as is required by counsel to the Company to effectuate the transaction. The Company's costs relating to such transfer and the transfer documentation shall be paid by the Company (and not the selling Member). The Redemption Purchase Price shall be paid in accordance with Section 9.10 below.

(b) Rather than redeeming the Series A Preferred Units, the Manager on behalf of the Company may choose to make such Series A Preferred Units (the "Redemption Units") available to the other Members and/or outside investors for purchase on the same terms. In such case, the Manager shall notify the current Members of the submission of the Redemption Request and availability of the Redemption Units including the number of Units available, the terms, purchase price for such Units and a response date. Members timely responding to such Notice will have the right to purchase their pro rata share of the Redemption Units based on their Units owned divided by the total number of Units purchasing Redemption Units. Terms for closing and payment will be set forth in the Notice and as set forth in Section 9.10 below. The purchaser(s) and the selling Member will execute and deliver such documentation as is required by counsel to the Company to effectuate the transaction. The Company's costs relating to such transfer and transfer documentation shall be paid by the Company and shall not be an expense of the purchaser(s) or the selling Member.

(c) If the Members do not elect to purchase any or all of the Redemption Units and there are no outside investors willing to purchase the Units, the Company will redeem the Redemption Units (or any remaining Units not purchased by existing Members or new investors) in accordance with Section 9.5(a) above.

9.6 Hardship Exemption. A Series A Preferred Member may request that the Company redeem such Member's Series A Preferred Units before the expiration of the Lock-up Period if the Member suffers a Hardship Event (a "Hardship Exemption"). If a Hardship Exemption is granted by the Manager, the Approved Purchaser (defined below) shall purchase such Member's Units at eighty percent (80%) of the Redemption Price, plus any unpaid Preferred Return accrued through the date the Hardship Application is

granted (the "Hardship Purchase Price"). The Hardship Purchase Price shall be paid as set forth in Section 9.10 below. For the Manager to grant a Hardship Exemption, (a) a Member must submit evidence of a Hardship Event to the reasonable satisfaction of the Manager (the "Hardship Application"); and (b) an Approved Purchaser must be willing to purchase the subject Units. The Manager may request additional documentation regarding the Hardship Event in its sole discretion. The Manager will either grant or deny a Hardship Exemption within thirty (30) days of the submission of a Hardship Application and a failure to timely respond by the Manager shall be deemed a denial of such request. An "Approved Purchaser" for purposes of this Section is an existing Series A Preferred Member, a new investor requesting to purchase Series A Preferred Units in the Company, or the Company. The Company shall have the right of first refusal to repurchase any Units submitted for a Hardship Exemption (the "Hardship Units"), followed by the current Series A Preferred Members and then new Series A Preferred investors. Should the Company waive its right of first refusal, then the Manager shall notify the current Series A Preferred Members of the submission of the Hardship Application and availability of the Hardship Units including the number of Units available, the terms, purchase price for such Units and a response date. Series A Preferred Members timely responding to such Notice will have the right to purchase their pro rata share of the Hardship Units based on their Series A Preferred Units owned divided by the total number of Series A Preferred Units purchasing Hardship Units. Terms for closing and payment will be set forth in the Notice and as set forth in Section 9.10 below. The Approved Purchaser(s) and the selling Member will execute and deliver such documentation as is required by counsel to the Company to effectuate the transaction. The Company's costs relating to such transfer and the transfer documentation shall be paid by the Member submitting the Hardship Application and may be deducted by the Company from the proceeds to be received by the selling Member from the sale of the Hardship Units.

9.7 Company Call Right.

(a) Any time after the Lock-Up Period, the Company may, in the discretion of the Manager, elect to redeem the Series A Preferred Units held by a Series A Preferred Member at the Purchase Price per Unit applicable as of the date of closing (the "Called Purchase Price"). The Company must acquire all but not less than all of the Series A Preferred Units held by a Series A Preferred Member upon not less than ten (10) days' prior written notice. The Called Purchase Price shall be paid as set forth in Section 9.10. The selling Member and the Company will execute and deliver such documentation as is required by counsel to the Company to effectuate the transaction. The Company's costs relating to such transfer and the transfer documentation shall be paid by the Company and shall not be an expense of the selling Member. Such Company Call Right shall be expressly contingent upon MAFH Fund redeeming the same number of Series A Preferred Units from one or more of its Series A Preferred Members on identical terms.

(b) Any time after the Lock-Up Period, the Company may, in the discretion of the Manager, elect to redeem the Series CF Preferred Units held by a Series CF Preferred Member at the Called Purchase Price per Unit. The Company must acquire all but not less than all of the Series CF Preferred Units held by the Series CF Preferred Member upon not less than ten (10) days' prior written notice. The Called Purchase Price shall be paid as set forth in Section 9.10. The Series CF Preferred Member and the Company will execute and deliver such documentation as is required by counsel to the Company to effectuate the transaction. The Company's costs relating to such transfer and the transfer documentation shall be paid by the Company and shall not be an expense of the Series CF Preferred Member.

9.8 Sale to Another Member or Third Party. A sale of Series A Preferred Units by a Member to another Member or to a third party may be approved in the discretion of the Manager. The purchase price, payment terms and other terms of the transaction shall be as negotiated between the parties and disclosed in writing to the Manager. The purchasing Member/third party and the selling Member will prepare such documentation as is required to effectuate the transaction which must be reviewed and approved by counsel to the Company. The Company's costs relating to such transfer and the review of the

transfer documentation by counsel shall be paid by the transferring parties and the Company may refuse to transfer such Units on the books and records of the Company absent such payment. Additionally, a third party purchasing such Units will not be deemed a Member of the Company until having complied with Section 9.15 below.

9.9 Transfer of Interest by Dissociated Member.

(a) Subject to the provisions of this Section below and this Agreement, a Person shall not cease to be a Member of the Company upon the happening, with respect to such Person, of any of the events specified in 15 Pa. C.S.A. § 8861(1), (3) (7), (9), (10), or (11) of the Act. Upon the occurrence of any event specified in 15 Pa. C.S.A. § 8861(1), (3) (7), (9), (10), or (11) of the Act, the business of the Company shall be continued pursuant to the terms hereof without dissolution. Nevertheless, a Member, in the discretion of the Manager, may be deemed dissociated as a Member (the "Dissociated Member") upon the occurrence of an Event of Dissociation (as defined under a Hardship Event).

(b) Except as otherwise set forth herein, if a Member becomes a Dissociated Member, the Approved Purchaser (defined below) shall have the option, but not the obligation, for a period of one hundred twenty (120) days from receipt of written notice of the Event of Dissociation, to redeem or purchase all of the Units of the Dissociated Member at a purchase price equal to eighty percent (80%) of the Redemption Price, plus any unpaid Preferred Return accrued through the date of closing on the transfer (the "Dissociated Purchase Price"). An "Approved Purchaser" for purposes of this Section is an existing Member, a new investor requesting to purchase Preferred Units in the Company, or the Company. The Company shall have the right of first refusal to repurchase any Units subject to an Event of Dissociation (the "Dissociated Member Units"), followed by the current Members and then new investors. Should the Company waive its right of first refusal hereunder, then the Manager shall notify the current Members of the Event of Dissociation and availability of the Dissociated Member's Units including the number of Units available, the terms, purchase price for such Units and a response date. Members timely responding to such Notice will have the right to purchase their pro rata share of the Dissociated Member Units based on their Units owned dived by the total number of Units purchasing Dissociated Member Units. Terms for closing and payment will be set forth in the Notice and as set forth in Section 9.10 below. The Approved Purchaser(s) and the Dissociated Member will execute and deliver such documentation as is required by counsel to the Company to effectuate the transaction. The Company's costs relating to such transfer and the transfer documentation shall be paid by the Dissociated Member and may be deducted by the Company from the proceeds to be received from the sale of the Dissociated Member Units.

(c) All or any Units of the Dissociated Member as to which an Approved Purchaser does not timely elect in writing to exercise its purchase option shall be retained by the Dissociated Member, the estate of the Dissociated Member, or the legal representative of the Dissociated Member, as applicable, and shall remain subject to this Agreement. If the party retaining the Units in not the original Member, such party must comply with the provisions of Section 9.15 below before becoming a Member and the Company may refuse to transfer such Units on the books and records of the Company until such time as the new Member fully complies with Section 9.15. If the option to purchase is exercised, the Dissociated Purchase Price shall be paid as set forth in Section 9.10 below.

9.10 Closing and Payment.

(a) Closing on the purchase and sale of any Units subject to this Article Nine ("Closing") shall take place at the offices of the Company or the Company's counsel on a date to be determined by the Member selling his, her, or its Units (or his, her, or its representative) (collectively referred to as the "Selling Member") and the purchaser, but in no event later than the outside date set for such sale, if any, in this Agreement. Transfer of the Units shall be deemed effective upon Closing. All parties to the transfer shall execute and deliver such documents and instruments as counsel to the Company deems necessary and appropriate to carry out the provisions of this Section 9.10.

(b) Unless agreed otherwise by the selling Member and purchaser(s), the Redemption Purchase Price, Hardship Purchase Price, Called Purchase Price, or Dissociated Purchase Price, as the case may be, shall be paid to the selling Member in full in immediately available funds at Closing.

(c) Should a selling Member owe any sums to the Company or the purchaser(s), such party shall be entitled to set-off amounts owed to it by the selling Member and deduct the same from the proceeds at Closing.

9.11 Failure to Transfer Interest. Any Member, or his legal representative, as the case may be, upon the occurrence of any of the events requiring the sale of such Member's Units pursuant to this Agreement, neglects, fails, or refuses to surrender such Units upon the expiration of ten (10) days after notice of the call for such Units has been sent to the Member or such Member's legal representative, then the Company may deposit the applicable purchase price or redemption price for such Units to the credit of such Member, or such Member's legal representative, in trust, in any reputable bank or trust company, and upon such deposit being made and notice thereof being given to such Member, or such Member's legal representative, the rights of such Member to any further income, distribution or dividends, to participate in any distribution of assets, or to vote such Units, will immediately cease and terminate, and such Member, or such Member's legal representative, will have no further recourse or rights against the Company or any purchaser of the Units on account of the Member's former ownership of such Units.

9.12 No Transfers in Violation of the Act. Notwithstanding the provisions of this Article Nine, no transfer or assignment of any Member's Units or portion thereof is permitted if such transfer or assignment would violate the Act or applicable securities laws, rules, or regulations.

9.13 Resignation. Unless waived by the Manager, if the Member is an Officer or employee of the Company, the Member must submit to the Company his/her resignation as an Officer or employee before the sale of all of his/her Units becomes effective, and the Company is hereby authorized to refuse to affect the transfer of such Interest on the books of the Company until such resignation is delivered.

9.14 Specific Performance. Because of the unique character of the Units, the Members and the Company would be irreparable damaged if this Agreement is not specifically enforced. Should a dispute arise concerning the sale or disposition of any Units, an injunction may be issued (without a requirement to post a bond or other security) restraining any sale or disposition of the Units pending a determination of such controversy. In the event of any controversy concerning the right or obligation to purchase or sell any Units, such right or obligation shall be enforceable in a court of equity by a decree of specific performance and the parties waive any requirements for mediation or arbitration under this Agreement. Such remedy shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy which the Members or the Company may have.

9.15 Admission of Members. No Person shall become a transferee of any Units or become a Member as to such Units unless and until such Person has satisfied all of the following terms, conditions, and limitations:

(a) such Person becomes a party to, and adopts all the terms and conditions of, this Agreement by executing a Joinder substantially in the form of **Exhibit A** hereto;

(b) unless expressly waived by the Company in this Agreement, such Person has paid to the Company all costs and expenses incurred in connection with such assignee's substitution as a Member, which costs and expenses shall include, without limitation, all legal and accounting fees and expenses incurred by the Company or its counsel, and all costs incurred in reviewing any documentation, amending this Agreement, and/or preparing, filing, recording, and/or publishing any agreements, documents, notices, certificates and/or instruments deemed necessary or appropriate in the discretion of the Manager in connection therewith; and

(c) such Person has executed and delivered such instruments and documents, in form and content satisfactory to the Manager, as the Manager may deem necessary, advisable, or appropriate to affect the substitution of such assignee as a Member.

Upon the admission of each such Person, the Manager shall cause the Company to (i) to reflect the name, address, capital contribution, Units, and Percentage Interest of such additional Member, and the revised Percentage Interests of the existing Members on the books and records of the Company, and (ii) make such other filings, and take such other actions, as the Manager deems necessary, appropriate, or convenient in its discretion in connection with the admission of such additional Member.

The Company and the Manager will be entitled to consider the owner of any Units in the Company as set forth in the records of the Company as the absolute owner of such Units for all purposes. Neither the Company nor any Manager will incur any liability for distributions of cash or other property made in good faith to the owner of an Interest in the Company until such time as a written assignment of such Units has been received and accepted by the Manager and recorded on the books of the Company. In the event that a Member transfers all or any portion of its Units in accordance with this Agreement, its transferees shall succeed to its Capital Account, accrued but unpaid Preferred Return, and Unreturned Capital Contribution to the extent that it relates to the transferred Units.

ARTICLE TEN

10. DISSOLUTION AND LIQUIDATION

10.1 Events Causing Dissolution. The Company shall dissolve only upon the happening of any of the following events:

(a) The Consent of the Manager;

(b) The Manager shall have requested Consent from the Preferred Members to dissolve the Company, and the request is approved by a Majority of the Preferred Units; or

(c) The entry of an order of judicial dissolution under the Act.

10.2 Winding Up.

(a) Upon the authorized dissolution of the Company, its liabilities shall be paid in the order provided hereinafter. The Manager shall cause the Property to be sold in accordance with reasonable business judgment, in an effort to obtain the best prices for the Property, and the Manager shall cause Articles of Dissolution to be filed with the State in accordance with the Act. Pending such sales, and in the course of winding up, the Manager shall have the right to continue to operate and otherwise deal with the Property or, in the Manager's sole discretion, to appoint a "liquidating trustee" or other Person to wind up and dissolve the Company.

(b) In settling accounts upon winding up of the Company, the remaining assets of the Company shall be paid out in the following order, to the extent assets are available for distribution and on a pro rata basis within each category:

(i) First, to third party creditors (including, without limitation, Members or former Members and Affiliates that are creditors) in the order of priority provided for by law;

(ii) Second, to the setting up of any reserves that the Manager (or the liquidating trustee) deems reasonably necessary for any future, contingent or unforeseen liabilities or obligations of the Company. At the expiration of such period as the Manager (or the liquidating trustee) shall deem advisable, the Company shall distribute the balance of the remaining assets in the manner provided in the following subsections;

(iii) Third, to the Preferred Members until such Members have received, in the aggregate, their cumulative Preferred Return;

(iv) Fourth, to the Series A Preferred Members until their Unreturned Capital Contributions are reduced to zero;

(v) Fifth, to the Series CF Preferred Members until their Unreturned Capital Contributions are reduced to zero;

(vi) Sixth, to the Common Members until their Unreturned Capital Contributions are reduced to zero;

(vii) Seventh, pro rata to all Members in accordance with any positive balance remaining on their Capital Account after taking into account the distributions set forth above in this Section 10.2(b) and the allocation of any net profits and net losses under Section 8.3 above; and

(viii) Thereafter, to the Common Members and Preferred Members in accordance with their Percentage Interests.

10.3 Distribution of Debt Instruments.

(a) In the event the Company sells (or an Affiliate) sells any material assets outside the ordinary course of business, and all or a portion of the purchase price is paid by a promissory note or installment contractual obligations (each, a "Debt Instrument"), all interest and principal received by the Company with respect to such Debt Instrument shall be treated as Available Cash Flow for purposes of Sections 8.1 and 10.2(b) of this Agreement.

(b) In the event the Company holds a Debt Instrument and the Company is either dissolved in conjunction with the sale that gave rise to such Debt Instrument or dissolves prior to payment in full of such Debt Instrument, the Manager shall assign such Debt Instrument to a trustee who shall collect all sums that may become due and payable under the Debt Instrument, who shall have the power and authority to act to enforce all rights of the holder of such Debt Instrument and who shall distribute such net sums received as provided in Section 10.2(b) of this Agreement.

10.4 Deficit Capital Accounts. Notwithstanding anything to the contrary in this Agreement, if any Member has a deficit balance in his, her, or its Capital Account (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), the Member shall have no obligation, during the Company's term or upon the dissolution and liquidation of the Company, to make any Capital Contribution to restore the negative balance, and the negative balance of such Capital Account shall not be considered a debt owed by the Member to the Company or to any other person for any purpose whatsoever.

ARTICLE ELEVEN

11. FISCAL MATTERS

11.1 Title to Property and Bank Account.

(a) All Property of the Company shall be acquired, held, and conveyed in the name of the Company.

(b) The funds of the Company shall be deposited in the name of the Company in such bank account or accounts as shall be designated by the Manager, and withdrawals therefrom shall be made upon the signature of the Manager or any Officer as designated on the Company bank account from time to time.

(c) All funds not needed in the operation of the business may be deposited in interest-bearing accounts or invested in short-term United States government obligations maturing within one year or otherwise invested in such manner as the Manager in its discretion deems advisable.

11.2 Company Records. The Company Register, this Agreement and a filed copy of the Company's formation documents shall be maintained by the Manager at the office of the Company and shall be available to any Member and such Member's duly authorized representatives, subject to such reasonable standards as may be established by the Manager consistent with the Act, for inspection and copying at any and all reasonable times upon at least five (5) business days prior written notice.

11.3 Tax Reports. The Company shall direct the preparation of the tax returns (federal, state, and local, if any) of the Company for each Fiscal Year to be completed so as to provide the Members with information necessary to timely prepare such Member's federal and state income tax returns for such Fiscal Year.

11.4 Tax Elections. The Manager, in its sole discretion, shall determine whether to make any available election pursuant to Code Sections 754, 734(b) and 743(b), or comparable provisions of state and local law, in connection with allocations, Distributions or Transfers, as well as any other tax elections available under the Code, Regulations or comparable provisions of state or local law.

ARTICLE TWELVE

12. INDEMNIFICATION

12.1 Indemnification of Members, Managers, and Officers. The Company shall indemnify any current or former Member, Manager, or Officer of the Company, who was or is a party (other than a party plaintiff suing on such party's own behalf), or who is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including actions by or in the right of the Company) by reason of the fact that such Person was a Member, Manager, or Officer of the Company, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred such Person in connection with such action, suit or proceeding if such Person met the standard of conduct of (a) acting in good faith and in a manner such Person reasonably believed to be in, or not opposed to, the best interests of the Company, and (b) with respect to any criminal proceeding, having no reasonable cause to believe such Person's conduct was unlawful. The termination of any action or proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the Person (i) did not act in good faith and in a manner that such Person reasonably believed to be in, or not opposed to, the best interests of the Company, and (ii) with respect to any criminal proceeding, had reasonable cause to believe that such Person's conduct was unlawful.

12.2 Indemnification of Employees and Agents. The Company may, in the sole discretion of the Manager, indemnify any employee or agent of the Company who was or is a party, or who is threatened to be made a party, to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by such Person in connection with such action, suit or proceeding by reason of the fact that such Person is or was an employee or agent of the Company, provided such Person has met the standard of conduct set forth in Section 12.1.

12.3 Mandatory Indemnification. To the extent that any Member, Manager, or Officer of the Company is successful on the merits of or in defense of any action or proceeding referred to in Section 12.1, such Person shall be indemnified by the Company against expenses (including attorneys' fees) actually and reasonably incurred by such Person in connection with such action or proceeding.

12.4 Advancing Expenses. Expenses (including attorneys' fees) incurred by any Member, Manager, Officer, or employee of the Company in defending any action or proceeding referred to herein may, in the sole discretion of the Manager, be paid by the Company in advance of the final disposition of the action or proceeding upon receipt of an undertaking by or on behalf of such Person to repay such amount if it is ultimately determined that such Person is not entitled to be indemnified by the Company.

12.5 Procedure.

(a) Unless ordered by a court, any indemnification under Sections 12.1 or 12.2 or advancement of expenses under Section 12.4 shall be made by the Company only as authorized in a specific case under this Agreement upon a determination that indemnification of the Member, Manager, Officer, employee or agent is proper under the circumstances because such Person has met the applicable standard of conduct set forth in Section 12.1.

(b) All determinations by the Company under this Section 12.5 shall be made: (i) by the Manager, if the Manager is not a party to such action, suit, or proceeding; or (ii) if the Manager is a party or if the Manager so directs, by independent legal counsel in a written opinion. The Manager also

may in its discretion submit any indemnification matter to the Members for Consent by a Majority of the Units held by Members who are not a party to such action, suit, or proceeding.

12.6 Non-exclusivity of Indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article Twelve shall not be deemed exclusive of any other rights to which a Person seeking indemnification or advancement of expenses may be entitled under any agreement, vote of disinterested Members, or otherwise. The Company may create a fund which may, but need not be, under the control of a trustee, or otherwise secure or insure in any manner it deems reasonable, its indemnification obligations under this Article Twelve.

12.7 Limitations on Indemnification. Indemnification pursuant to this Article Twelve shall not be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct.

12.8 Insurance. The Company may purchase and maintain insurance on behalf of any Person who is or was a Member, Manager, Officer, employee or agent of the Company, against any liability asserted against such Person or incurred by such Person in any such capacity, or arising out of such Person's status as such, whether or not the Company would have the obligation to indemnify such Person against such liability under the provisions of this Article Twelve or otherwise.

12.9 Past Members, Managers, Officers and Employees. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article Twelve shall continue as to a Person who has ceased to be a Member, Manager, Officer, employee, or agent of the Company and shall inure to the benefit of the heirs and personal representatives, successors and assigns of that Person.

12.10 Amendment. The provisions of this Article Twelve relating to indemnification and to the advancement of expenses shall constitute a contract between the Company and each of its Members, Managers, and Officers. Notwithstanding any other provision of this Agreement relating to its amendment generally, any termination, modification, or amendment of this Article Twelve which is adverse to any Member, Manager, or Officer shall apply to such Member, Manager, or Officer only on a prospective basis, and shall not limit the rights of Persons covered by this Article 12 to indemnification or to the advancement of expenses with respect to any action or failure to act occurring prior to the time of such termination, modification, or amendment.

ARTICLE THIRTEEN

13. MISCELLANEOUS PROVISIONS

13.1 Proposal and Adoption of Amendments. Subject only to Section 4.1 above, amendments may be made to this Agreement and the Certificate of Organization from time to time by the Consent of the Manager and a Majority of the Units then outstanding. The Manager shall, within a reasonable time after the adoption of any amendment to this Agreement or the Certificate of Organization, make a copy available to all the Members and make any filings or publications required or desirable to reflect such amendment, including any required filing or recordation of an amended or amended and restated Certificate of Organization or similar instrument or document.

13.2 Notices. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be delivered by: (a) hand delivery; (b) nationally recognized overnight carrier, (c) certified mail, return receipt requested, and regular mail, (d) facsimile transmission with proof of receipt and regular mail; or (e) electronic mail with return receipt and regular mail, addressed in each case to the parties at the addresses referred to below or at such other addresses as such parties may designate by notice

to the Company and the other Members: (i) if to the Company, at the principal office of the Company; and (ii) if to a Member, at the address for such Member set forth or referred to on the Company Register, with a copy of such notice by first class mail to the Company at its principal office. Such notice shall be effective on the earlier of actual receipt, refusal by the recipient or three (3) days after sending. Notice by counsel to a party shall be deemed notice from such party and the parties hereby waive the obligation to communicate through counsel with respect to such notices.

13.3 Waivers of Notice. Whenever any notice is required to be given by the Act, the Certificate of Organization, or this Agreement, a waiver thereof in writing, signed by the Person or Persons entitled to the notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted nor the purpose of the meeting need be specified in the waiver of notice of the meeting. Attendance of a Person at any meeting shall constitute a waiver of notice of the meeting, except where any Person is attending a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened, the Person so objects at the beginning of the meeting and does not thereafter participate in the meeting.

13.4 Binding Provisions. The covenants and agreements contained in this Agreement shall be binding upon and inure to the benefit of the legal representatives, heirs, executors, administrators, successors and, subject to the provisions of this Agreement, the permitted assigns of the respective parties.

13.5 Third-Party Beneficiaries. Nothing contained in this Agreement shall be construed as providing rights to any person other than the parties hereto, and no third party shall be a beneficiary to this Agreement; provided, however, Affiliates of the Company shall expressly be third-party beneficiaries wherever mentioned herein.

13.6 Entire Agreement. Except as otherwise expressly set forth in this Agreement, this Agreement constitutes the entire agreement among the parties with respect to this subject matter. This Agreement supersedes any prior agreement or understanding among the parties and may not be modified or amended in any manner other than as set forth herein.

13.7 Further Assurances. The Members will execute, acknowledge, and deliver such further documents, agreements, certificates, and instruments, and do such further acts and things, as may be required to carry out the intent and purpose of this Agreement.

13.8 Captions. Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit the extent of, or describe the scope of this Agreement or the intent to any of the provisions thereof.

13.9 Effect on Creditors. Except to the extent required under the Act, none of the provisions of this Agreement shall be for the benefit of or be enforceable by any creditor of the Company, or any creditor of any Member.

13.10 Severability. In case one or more of the provisions of this Agreement shall, for any reason, be held by an arbitrator or court to be invalid, illegal, or unenforceable in any respect, such provision shall be modified or amended by the arbitrator or court to the extent necessary to remove the invalidity, illegality or unenforceability. Should the amendment or modification of such provision be impossible, the Agreement shall be construed as if it never contained the invalid, illegal or unenforceable provision and such provision shall not affect any other provision of this Agreement.

13.11 Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute one and the same instrument. Any party may deliver an executed copy of this

Agreement by facsimile, electronic transmission of a .pdf document, DocuSign or similar electronic signature with the same force and effect as delivery of an original of this Agreement.

13.12 Gender. The use of any gender shall include all genders. The use of the singular shall include the plural and the plural the singular as the context may require.

13.13 No Employment. Nothing in this Agreement shall be interpreted or construed to be an employment contract between the Company and any Member, Manager, or Officer. The employment of such individual is purely at will, and the Company may terminate such individual's employment for any reason or no reason, unless such employment is otherwise subject to a written employment agreement with the Company.

13.14 Independent Representation. Each Member understands and acknowledges that this Agreement affects and determines such Member's legal rights relating to the Company and the other Members. **EACH MEMBER HAS BEEN ADVISED OF SUCH MEMBER'S RIGHT TO OBTAIN INDEPENDENT LEGAL COUNSEL AS TO THE TERMS OF THIS AGREEMENT AND HAS EITHER OBTAINED SUCH COUNSEL, OR EXPRESSLY AND KNOWINGLY WAIVED THE RIGHT TO DO SO.** This Agreement has been prepared by the Company's legal counsel on behalf of the Company and not on behalf of any individual Member.

13.15 WAIVER OF FIDUCARY DUTIES. TO THE FULLEST EXTENT PERMITTED BY THE ACT OR OTHER APPLICABLE LAW, AND NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT OR ANY OTHER AGREEMENT CONTEMPLATED HEREIN, THE PARTIES HEREBY ELIMINATE ANY AND ALL FIDUCIARY DUTIES THE MANAGER OR ANY MEMBER MAY HAVE TO SUCH PARTIES, THE OTHER MEMBERS OR THE COMPANY, AND AGREE THAT THE MANAGER AND THE MEMBERS SHALL HAVE NO FIDUCIARY DUTY, DUTY OF LOYALTY, DUTY OF CARE, OR DUTY OF GOOD FAITH AND FAIR DEALING (TO THE EXTENT THE ABOVE ARE WAIVABLE UNDER THE ACT) TO THE COMPANY OR ANY OTHER MEMBER OR OTHER PARTY TO THIS AGREEMENT.

EACH MEMBER ACKNOWLEDGES THAT THE MEMBERS AND MANAGER DO NOT GUARANTEE THE RETURN OF ANY MEMBER'S CAPITAL CONTRIBUTIONS OR A PROFIT OR RETURN OF ANY NATURE FOR ANY MEMBER.

13.16 Power of Attorney.

(a) Grant of Power. To the extent not expressly prohibited by the Act, each Member hereby makes, constitutes, and appoints the Manager as such Member's true and lawful attorney-in-fact for such Member and in such Member's name, place, and stead and for such Member's use and benefit, without any further consent or authorization, to sign, execute, certify, acknowledge, swear to, deliver, file, and record on behalf of such Member:

(i) This Agreement and all agreements, certificates, instruments, and other documents amending or changing this Agreement as now or hereafter amended or amended and restated in accordance with the terms of this Agreement that the Manager may deem necessary, desirable, and appropriate in its sole discretion including, without limitation, amendments, and changes to reflect:

(A) the exercise by the Manager of any power granted to the Manager under this Agreement;

(B) any amendments to this Agreement or the Certificate of Organization expressly permitted under the terms of this Agreement;

(C) the issuance of additional Units and the admission of any Member pursuant to the terms of this Agreement;

(D) the creation of additional Classes or Series, and the issuance of additional Units as permitted in Section 4.15 above;

(E) the issuance of Convertible Notes, Warrants, phantom equity and similar securities convertible into Units of the Company or providing for distributions measured by the value of the Company, the value of the Units of the Company or the distributions made to Members of the Company;

(F) any Transfer permitted or approved in accordance with this Agreement;

(G) the disposition by any Member of an Interest in the Company.

(ii) Any certificates, instruments and documents as may be required by, or may be appropriate under the laws of the State or any other state or jurisdiction in which the Company does business or intends to do business.

(b) Authorization. Each Member authorizes such attorney-in-fact to take such further action as such attorney-in-fact shall consider necessary or advisable in connection with any of the foregoing, hereby giving such attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done and performed in connection with the foregoing as fully as such Member might or could do and perform personally, and hereby ratify and affirm that any such attorney-in-fact shall lawfully do and perform or cause to be done and performed by virtue thereof or hereof.

(c) Irrevocability. The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Member and be binding on such Member's heirs, successors, and permitted assigns. It also shall survive the Transfer of an Interest, except that if the transferee is approved for admission as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the attorney-in-fact to execute, acknowledge, and file any documents needed to effectuate the substitution. Each Member shall be bound by any representations made by the attorney-in-fact acting in good faith pursuant to this power of attorney, and each Member hereby waives any and all defenses which may be available to contest, negate, or disaffirm the action of the attorney-in-fact taken in good faith under this power of attorney.

ARTICLE FOURTEEN

14. ALTERNATIVE DISPUTE RESOLUTION

14.1 Negotiation. If any controversy, issue, claim or dispute (collectively, a "Dispute") arises out of or relates to this Agreement, the parties shall make a good faith effort to settle such Dispute before resorting to arbitration or litigation. The party with the Dispute shall give written notice to the other parties (a "Dispute Notice") which shall include (a) the facts relating to the Dispute, the position of the party giving such notice, a summary of the arguments supporting such position, and the desired result of the party providing the Dispute Notice; (b) copies of any relevant documents; (c) the name of any attorney representing the party submitting the Dispute Notice; (d) the names of any Persons who will participate in

or attend meetings regarding resolution of the Dispute; and (e) the names of any individuals with knowledge or information regarding the dispute. Within seven (7) days after receipt of the Dispute Notice, the parties receiving the Dispute Notice shall provide a written response (the "Response"), which will address each of the items set forth above for a Dispute Notice. Within five (5) days after the receipt of the Response from each other party, the parties shall meet (in person, by video conference or by phone) at a mutually acceptable time and place to attempt to resolve the Dispute. All reasonable requests for information made in writing by one party to the other prior to such meeting will be honored and produced at or prior to the meeting. The parties may bring the attorney or other Persons listed in the Dispute Notice or Response to this meeting. Should either party fail to timely follow the requirements of this Section, the other party may then resort to arbitration or litigation, as applicable, in accordance with this Agreement.

14.2 Arbitration. If the Dispute has not been resolved by negotiation within thirty (30) days after delivery of the Dispute Notice, or if the parties fail to meet within fifteen (15) days after the delivery of the Dispute Notice, the parties may submit the Dispute to arbitration. Any Person may request arbitration by sending prior written notice to all other parties to this Agreement. The party requesting arbitration shall file a Complaint in Arbitration and pay the filing fee within five (5) days of the date of the request for arbitration. The arbitration will be held in Philadelphia, Pennsylvania administered by AAA, JAMS, ADR Options, or one of their successors, at the election of the filing Party. The arbitration proceeding will be heard as follows: (a) if the initial amount in controversy is less than $1,000,000, by a single neutral arbitrator, or (b) if the initial amount in controversy equals or exceeds $1,000,000, by a panel of three (3) neutral arbitrators, each with relevant experience selected by mutual consent of the Parties or, if the Parties are unable to agree within seven (7) days of service of the arbitration complaint, then by the arbitration association. The arbitration will proceed in accordance with the applicable Commercial Arbitration Rules of such arbitration association then effective (on a fast-track procedure or other expedited basis, to the extent available) with a hearing to be held as promptly as reasonably possible, but in any event within 180 days of filing. The arbitrator (or Chair of the arbitration panel, as applicable) will rule on all discovery matters in accordance with the applicable arbitration rules. The award of the arbitrator(s) shall be made in writing, shall be within the scope of this Agreement, shall not alter, amend, or change any of its terms or conditions, except as otherwise expressly provided in this Agreement, shall be binding and conclusive on all of the parties to this Agreement, without further right of appeal, and shall include a finding for the payment of costs of the arbitration and attorneys' fees for the prevailing party or parties in accordance with Section 15.4 below. Judgment of a court having jurisdiction may be entered upon the arbitration award.

14.3 Emergency Relief/Jurisdiction/Service. At the election of the moving party, the following may be sought by such party from a court of law without the necessity to comply with Sections 14.1 and 14.2 above: (a) specific performance; (b) an injunction or other equitable relief; or (c) emergency relief including, without limitation, a temporary restraining order or preliminary injunction.

ARTICLE FIFTEEN

15. LITIGATION

15.1 Consent to Exclusive Jurisdiction and Venue. Subject to Article Fourteen above which shall control, to the extent litigation in the courts is permitted under this Agreement, the parties consent to the exclusive jurisdiction to interpret and enforce this Agreement upon the state courts of Berks County, Pennsylvania and the federal courts located in the United States District Court for the Eastern District of Pennsylvania for the resolution of all disputes among the parties, including, without limitation, disputes under this Agreement. The parties waive any objections to such jurisdiction and venue, including objection as to an inconvenient forum.

15.2 Service of Process. The parties agree that, notwithstanding any statute or rule to the contrary, service of process may be made and shall be effective in accordance with the Notice provision of this Agreement. The parties waive their rights to service by any other means.

15.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State, without regard to any conflict of law provisions that would require the application of another state's laws, and without regard to any rule of construction or interpretation relating to which party prepared this Agreement.

15.4 Prevailing Party. Should any Member bring an arbitration, litigation, action or proceeding against the Company or any other Member(s) or should the Company bring an action against any Member(s), whether under this Agreement, the Act or otherwise, the prevailing party shall be entitled to reimbursement of reasonable attorneys' fees, costs, and expenses incurred in connection with the arbitration, litigation, action or proceeding, and such amount may be added to any judgment. Such amounts shall include attorneys' fees, costs, and expenses incurred in the negotiation of a Dispute, as required by this Agreement. A party shall be considered the prevailing party if: (a) it initiated the litigation and substantially obtains the relief it sought; (b) the other party withdraws its action without substantially obtaining the relief it sought; or (c) it did not initiate the litigation and judgment is entered for either party, but without substantially granting the relief sought. A party's right to the foregoing shall not merge with but shall survive the entry of judgment and shall extend to appeals and collection.

15.5 Specific Performance. Any party to this Agreement may enforce this Agreement through the remedy of specific performance and such remedy shall be cumulative and not exclusive of all other remedies available to a party.

15.6 WAIVER OF JURY TRIAL. THE PARTIES EXPRESSLY WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BROUGHT RELATING TO THIS AGREEMENT, THE PARTIES PREFERRING THAT SUCH DISPUTE BE RESOLVED BY BINDING ARBITRATION OR BY A JUDGE HAVING JURISDICTION WITH RESPECT TO SUCH DISPUTE.

ARTICLE SIXTEEN

16. INVESTMENT REPRESENTATIONS

16.1 Representations. Each Member represents and warrants to the Company that such Member is acquiring its Interests for its own account, for investment and not with a view to the distribution thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), or any applicable state securities laws.

Each Member understands that the Units have not been registered or qualified under the Securities Act or any state securities laws, by reason of their issuance and sale in transactions exempt from the registration or qualification requirements of the Securities Act and applicable state securities laws. Each Member acknowledges that reliance on said exemptions is predicated in part on the accuracy of such Member's representations and warranties herein. Each Member acknowledges and agrees that the Units being acquired by such Member hereunder must be held by each Member purchasing the same indefinitely unless a subsequent disposition thereof is registered or qualified under the Securities Act and applicable state securities laws or is exempt from registration; and that the Company is not required to so register or qualify any such Units or to take any action to make such an exemption available except to the extent provided herein. Each Member acknowledges that (a) there may be no public market for such Units; (b) there can be no assurance that any such market will ever develop; and (c) there can be no assurance that any Member will be able to liquidate its investment in the Company.

Each Member further understands that the exemption from registration afforded by Rules 144 and 144A promulgated under the Securities Act depends on the satisfaction of various conditions and that, if applicable, Rules 144 and 144A afford the basis for sales under certain circumstances only in limited amounts. The Company makes no representation as to whether exemptions or safe harbors provided by Rules 144 or 144A will be available to Members in the future.

Each Member represents and warrants to the Company that: (i) such Member has such knowledge and experience in financial and business matters as is necessary to enable such Member to evaluate the merits and risks of an investment in the Company and is not utilizing any other Person to be its purchaser representative in connection with evaluating such merits and risks; (ii) such Member has no present need for liquidity in its investment in the Company and is able to bear the risk of that investment for an indefinite period and to afford a complete loss thereof; and (iii) if such Member is not an individual, it was not formed for the specific purpose of making an investment in the Company.

Each Member represents and warrants that such Member has been furnished with all information the Member has requested from the Company and has had an opportunity to review all of the books and records of the Company and to discuss with management of the Company all of the business and financial affairs of the Company.

Each Member acknowledges that (A) investment in the Company is speculative and involves a high degree of risk; (B) the Company is newly formed and has no operating history; (C) no representations or warranties have been made about the future performance of the Company and all such future performance is speculative; and (D) the Members could lose their entire investment in the Company if the Company is not successful.

[*intentionally left blank*]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have executed this SECOND AMENDED AND RESTATED OPERATING AGREEMENT of MAF HOSPITALITY HOLDINGS, LLC as of the Effective Date first above written.

COMPANY:

MAF Hospitality Holdings, LLC

Signed by:

By: Marco Folino
BA3F458070784BB...
Marco Folino, Manager and President

MEMBERS:

MAF Companies, Inc.

Signed by:

By: Marco Folino
BA3F458070784BB...
Marco Folino, President

SCHEDULE 3.1

MEMBERS, UNITS AND INTIAL COMPANY REGISTER

ISSUED UNITS AS OF THE EFFECTIVE DATE

Name and Address	Capital Contribution	Class A Common Units	Class B Common Units	Series A Preferred Units	Series CF Preferred Units
MAF Companies, Inc. Attn: Marco Folino, President [redacted]	NA	65,600,000	0	0	0

AUTHORIZED UNITS

100,000,000/80,000,000

Class A Common Units	Class B Common Units*	Series A Preferred Units	Series CF Preferred Units	Fully-Diluted Percentage
65,600,000	20,000,000	12,000,000	2,400,000	100%

* Reserved solely for issuance of upon conversion of Series A Preferred Units, resulting in the cancellation of the converted Series A Preferred Units.

SCHEDULE 8.2

SPECIAL ALLOCATIONS

1. Regulatory Allocations. Notwithstanding the allocations provided in Section 8.2 of the Agreement, the following special allocation provisions shall apply to the Company in the order and priority listed below:

a. Minimum Gain. Except as otherwise provided in Treasury Regulations Section1.704-2(f) and notwithstanding any other provision of Article Eight of this Agreement, if there is a net decrease in Company Minimum Gain during any fiscal year, each Member shall be allocated items of gross income or gain for such fiscal year and, if necessary, for subsequent fiscal years, in an amount equal to such Member's share of the net decrease in such Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-(2)(g)(2). This provision is intended as a "minimum gain chargeback" as described in Treasury Regulations Section 1.704-2(f), and the term "Company Minimum Gain" shall have the meaning ascribed to such term in Treasury Regulations Section 1.704-2(d).

b. Member Nonrecourse Deductions and Member Nonrecourse Debt Minimum Gain. Any Member Nonrecourse Deduction, as defined in Treasury Regulations Section 1.704-2(i)(2), for any fiscal year shall be allocated to the Member who bears the economic risk of loss in accordance with Treasury Regulations Section 1.704-2(i)(1). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), and notwithstanding any other provision of Article Eight of this Agreement, if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any fiscal year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain shall be allocated items of gross income and gain for such fiscal year and, if necessary, for subsequent fiscal years, in an amount equal to such Member's share of the net decrease in such Member Nonrecourse Debt Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This provision is intended to comply with the chargeback provisions of Treasury Regulations Section 1.704-2(i)(4), and the term "Member Nonrecourse Debt Minimum Gain" shall have the meaning ascribed to such term in Treasury Regulations Section 1.704-2(i)(3).

c. Qualified Income Offset. In the event that any Member receives an unexpected allocation of Loss or deduction or an unexpected distribution as described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) which results in a deficit balance in its adjusted Capital Account, such Member shall, to the extent required by the Treasury Regulations, be allocated items of gross income or gain in the amount and manner necessary to eliminate such deficit balance as quickly as possible. This provision is intended to comply with the "qualified income offset" requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(3) and shall be interpreted consistently therewith.

d. Gross Income Allocation. In the event any Member has a deficit balance in its adjusted Capital Account at the close of any fiscal year, such Member shall be specially allocated items of gross income or gain necessary to eliminate such deficit balance as quickly as possible, provided that an allocation pursuant to this Section 1.d shall be made only if and to the extent that such Member would have a deficit adjusted Capital Account after all other allocations provided for in Article Eight and this **Schedule 8.2** have been made as if Section 1.c of this **Schedule 8.2** and this Section 1.d were not in the Agreement.

e. Company Nonrecourse Deductions. Any partnership nonrecourse deductions, as defined in Treasury Regulations Section 1.704-2(c) for any fiscal year, shall be allocated to the Members in accordance with their Percentage Interests.

f. Curative Allocations. The allocations set forth in Sections 1.a, 1.b, 1.c, 1.d, and 1.e this **Schedule 8.2** (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations promulgated under Section 704(b) of the Code and are intended to be read consistently therewith. The Members intend that, to the extent possible, all Regulatory Allocations shall be offset with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 1. Therefore, notwithstanding any other provision of Article Eight or this **Schedule 8.2** (other than the Regulatory Allocations), the Members shall make such offsetting allocations of Company income, gain, loss or deduction in whatever manner they reasonably determine is appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance which such Member would have had if the Regulatory Allocations were not part of this Agreement. In exercising their discretion under this Section 1.f, the Members shall take into account future Regulatory Allocations under this Section 1 that, although not yet made, are likely to offset other Regulatory Allocations previously made under this Section 1.

2. Tax Allocations: Section 704(c) of the Code. The following provisions apply solely for the purpose of determining how items of Company income, gain, loss, deduction, and credit, as computed for federal income tax purposes, are to be allocated among the Members for federal, state, and local tax purposes, and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of profits and losses, other items, or distributions pursuant to any provision of this Agreement:

a. Except as otherwise provided in the following subsections of this Section 2, for federal income tax purposes each item of income, gain, loss and deduction of the Company shall be allocated in the same manner as each correlative item of income, gain, loss or deduction, is allocated for book purposes pursuant to Section 8.2 of the Agreement and Section 1 of this **Schedule 8.2**.

b. In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deductions with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value.

c. In the event the Gross Asset Value of any Company asset is adjusted pursuant to clause (ii) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

d. All recapture of income tax deductions resulting from sale or dissolution of property of the Company shall be allocated to the Members to whom the deduction that gave rise to such recapture was allocated hereunder to the extent that such Member is allocated any gain from the sale or other disposition of such property.

e. Any elections or other decisions relating to allocations pursuant to this Section 2 shall be made by the Consent of the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. The Members intend that the allocation of tax items pursuant to this Section 2 comply with the requirements of Code Section 704(c) and Treasury Regulations Section 1.704-3.

3. Definitions. For purposes of this **Schedule 8.2**, the following definitions shall apply:

a. "Gross Asset Value." With respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

i. The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the Gross Fair Market Value of such asset;

ii. The Gross Asset Values of all Company assets shall be adjusted to equal their respective Gross Fair Market Values, as determined by the Manager, as of the following times: (a) the acquisition of an additional Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution or the provision of services; (b) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an Interest in the Company; and (c) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (a) and (b) above shall be made only if the Members reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic Interests of the Members in the Company;

iii. The Gross Asset Value of any Company asset distributed to any Member shall be the Gross Fair Market Value of such asset on the date of distribution; and

iv. The Gross Asset Values of the Company shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) of the Code or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and Section 3.6 of the Agreement; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 3.a.iv to the extent the Members determine that an adjustment pursuant to Section 3.a.ii of this Schedule 8.2 is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 3.a.iv. If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 3.a.i, 3.a.ii, or 3.a.iv of this Schedule 8.2, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing profits and losses.

b. "Gross Fair Market Value." Shall be as determined by the Manager.

c. "Depreciation." For each fiscal year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable under the Code with respect to an asset for such fiscal year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year or other period, depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such fiscal year or other period bears to such beginning adjusted tax basis.

EXHIBIT A

JOINDER TO SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF MAF HOSPITALITY HOLDINGS, LLC

The undersigned hereby executes this counterpart of the SECOND AMENDED AND RESTATED OPERATING AGREEMENT of MAF HOSPITALITY HOLDINGS, LLC as a Member of the Company as of the date set forth below, joining in and agreeing to be bound by such Operating Agreement.

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Signature of Member/Authorized Signor

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Print Name

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Member Entity Name, if applicable

Member's Address:

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Telephone: ______________________________

E-mail: _________________________________

EIN/SS#: ________________________________

If held jointly: ____
Signature of Joint Individual Member

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Print Joint Member's Name

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Titled (i.e., tenants by the entireties, JTWRS, TIC)

Date: ____________________________________